GROWING

WITH

YOU . . .

. . . AND

OUR

COMMUNITY.

NOW IN SARASOTA



2003 ANNUAL REPORT FIRST NATIONAL BANCSHARES, INC.

1st National Bank & Trust
is a subsidiary of
First National Bancshares, Inc.

The Bank's Mission

The mission of the bank is to be *the premier provider of financial planning, trust and commercial banking services in Manatee and Sarasota Counties;* and to make a reasonable profit for the shareholders by excelling at meeting the needs of our local market.

Our company will accomplish this goal by offering, without bias, quality personal service to all segments of the community while maintaining consistent, safe and sound banking practices.



Board of Directors

In 1986 a small group of local business professionals envisioned an organization that provided the highest quality financial products, an organization that delivered personalized service, and an organization that was owned and controlled by people of our community. This vision is still present at 1st National Bank & Trust.

Robert G. Blalock, 65, a Founding Director of the Bank, has been a senior law partner with the firm of Blalock, Walters, Held and Johnson, P.A., since 1964.

Sarah H. Pappas, Ph.D., 64, is a newly elected Director, who joined the board in January of 2003. Dr. Pappas is also the President of Manatee Community College.

Irving I. Zamikoff, 61, has operated a full time private dental practice in Bradenton, Florida since 1975. He recently joined the bank as a Director in January, 2003.

Glen W. Fausset, 54, is the President and Chief Operating Officer of 1st National Bank & Trust. He is also one of the original Founding Directors.

Francis I. duPont, III, 59, is the Chairman and Chief Executive Officer of the Bank. Mr. duPont has been a Director since 1994.

Daniel C. Zoller, 64, has been a Director since 1997. He is President of Zoller, Najjar and Shroyer, a civil engineering company.

Rosemary R. Carlson, 56, joined the board in 1997. She is Vice President and General Manager of Bright House Networks.

Raymond A. Weigel III, 59, is President of CLB Consulting, Inc.,of Grand Rapids, Michigan. He has been with the company since its inception in 1992. Mr. Weigel has been a Director of the Bank since 1994.

Beverly Beall, 58, is the Foundation Administrator for Beall's Inc., a nationwide chain of department stores head-quartered in Bradenton. She has been with the company since 1985 and has been a Director of the bank since 1992.

Allen J. Butler, 57, is President of H. Butler Footwear, Inc., headquartered in Bradenton. He has been with the company since 1971. He is also a Founding Director of the Bank.



Shown above: Glen W. Fausset, President and COO; Francis I. "Rip" duPont, III, Chairman and CEO; and Tom Moseley, Executive Vice President and Senior Lending Officer.





A Message To Our Shareholders

It is a pleasure to report to our shareholders that First National Bancshares, Inc. achieved it's highest increase in loans, deposits, trust assets under management and total assets in our corporate history. In fact, our growth was so dramatic that it temporarily effected earnings due to normal loan loss reserve allocation, pertaining to the increase in loan growth, and to start up costs associated with the opening of our new Sarasota office. Nevertheless, net income was the second highest since the bank's inception.

Our financial results are as follows:

- Total assets increased 25% from $222 million to $277 million.
- Deposits and repurchase agreements grew 25% from $196 million to $245 million.
- Net loans increased 31% from $156 million to $204 million.
- Investment and trust assets under management increased 29% from $78 million to $101 million.
- Net income decreased by 15% to $2.15 million as compared to $2.53 million reported at year-end 2002.
- First National Bancshares, Inc. common stock appreciated an annualized 23% in 2003.

Most importantly, we continue to meet our long-term strategic plan objectives.

In April 2003, our company entered the Sarasota market with the opening of a loan production office in the downtown Sarasota business district. In less than nine months, our experienced credit officers exceeded their year-end production goals by more than 100%. Due to this success, the Board of Directors has approved a new Sarasota headquarters building to house our private banking, trust and commercial lending personnel.

An important event occurred in September 2003 when the Board of Directors of First National Bancshares, Inc. and The Trust Company of Florida agreed to a merger between the two companies which was completed in the first quarter of 2004. The Trust Company of Florida is based in Venice, Florida with a branch office in Leesburg, Florida. Their officers manage approximately $80 million in trust and estate assets. The combined company will administer almost $200 million in managed funds.

Our plan in 2004 is to continue the growth of our franchise and improve the return on stockholder equity. In addition, we will concentrate on increasing our market share in both Manatee and Sarasota counties. We are very confident of success because our company serves two of the most vibrant communities in rapidly growing Southwest Florida.

Finally, it is a pleasure to welcome our new shareholders from the Trust Company of Florida. We look forward to greeting each one of you in the very near future. Please stop by and meet with us at any time.

In closing, we thank our shareholders for your ongoing support, our directors for their vision and leadership and the staff for their team spirit and commitment.

Francis I. "Rip" duPont, III	Glen Fausset	Tom Moseley
Chairman and CEO	President	Executive Vice President
Francis I. du Pont III	Glen W Fausset	Thomas P. Moseley


TOTAL STOCKHOLDERS' EQUITY
$25,000
$20,000
$15,000
$10,000
$5,000
$12,575
$14,635
$17,047
$19,996
$22,015
1999
2000
2001
2002
2003
(IN THOUSANDS OF DOLLARS)


TOTAL DEPOSITS & REPURCHASE AGREEMENTS
$250,000
$200,000
$175,000
$150,000
$100,000
$156,216
$175,189
$188,815
$196,323
$244,628
1999
2000
2001
2002
2003
(IN THOUSANDS OF DOLLARS)


TOTAL ASSETS
$250,000
$225,000
$200,000
$150,000
$100,000
$175,661
$197,043
$212,471
$222,161
$277,232
1999
2000
2001
2002
2003
(IN THOUSANDS OF DOLLARS)


NET LOANS
$175,000
$150,000
$125,000
$100,000
$75,000
$120,708
$135,932
$144,302
$156,590
$204,314
1999
2000
2001
2002
2003
(IN THOUSANDS OF DOLLARS)


TRUST ASSETS UNDER CARE
$85,000
$80,000
$75,000
$50,000
$25,000
$62,510
$67,485
$80,676
$74,162
$101,416
1999
2000
2001
2002
2003
(IN THOUSANDS OF DOLLARS)


NET INCOME
$3,000
$2,500
$2,000
$1,500
$1,000
$1,402
$1,480
$1,877
$2,534
$2,151
1999
2000
2001
2002
2003
(IN THOUSANDS OF DOLLARS)

Financial Highlights

Selected Income Data (Years Ended December 31)

(000's except per share & dividend data)	**2003**	2002	2001	2000	1999
Interest income	**$12,616**	$13,026	$14,164	$13,812	$11,743
Interest expense	**3,144**	3,796	6,699	7,334	5,687
Net interest income	**9,472**	9,230	7,465	6,477	6,056
Provision for loan losses	**447**	321	250	152	227
Net interest income after provision for loan losses	**9,025**	8,909	7,215	6,325	5,829
Other non-interest income	**1,867**	1,645	1,847	1,342	1,293
Other non-interest expenses	**7,621**	6,672	6,209	5,522	5,084
Income before income taxes	**3,271**	3,882	2,852	2,146	2,036
Provision for income taxes	**1,120**	1,349	975	666	635
Net income (loss)	**2,151**	2,534	1,877	1,480	1,402
Basic earnings per share*	**1.08**	1.31	.97	.77	.73
Cash dividends declared	**N/A**	N/A	N/A	N/A	N/A
Stock dividend	**5%**	5%	5%	5%	5%

Selected Balance Sheet Data (Years Ended December 31)

(000's except per share & dividend data)	**2003**	2002	2001	2000	1999
Total assets	**$277,232**	$222,161	$212,471	$197,043	$175,661
Average total assets	**236,581**	214,652	203,218	185,789	167,575
Net investment securities	**47,113**	41,781	37,903	41,061	40,849
Net loans	**204,314**	156,590	144,302	135,932	120,708
Total Deposits	**233,327**	180,512	175,849	170,271	152,184
Repurchase agreements & other borrowed money	**20,801**	20,311	17,966	9,918	9,032
Capital lease obligation	**0**	0	414	462	505
Total stockholders equity	**22,015**	19,996	17,047	14,635	12,575
Basic book value per share*	**11.04**	10.31	8.85	7.63	6.56
Average total equity	**21,185**	18,571	16,022	14,293	12,180
Average common shares outstanding *	**1,988,807**	1,931,895	1,923,271	1,918,089	1,918,195

* Retroactively adjusted for 5% stock dividends paid in 1999 thru 2003 and a two for one stock split in 1999.

1st National Bank & Trust

1st National Bank & Trust is the oldest independent community bank in Manatee County. Founded in 1986, the bank's goal has always been to provide the best in banking services to the residents of Manatee and now Sarasota County.

While other banks have come and gone over the years, we have always strived for quality not size, and for long term planning, rather than short term thinking. We have developed state-of-the-art technology and services to ensure that our customers find everything they need right here at 1st National.

We have built a loyal customer base that appreciates personal service. Customers who like to talk to people, not computers. But most of all, the key to our success is that we are always aware that our customers have a choice.

We are committed to our community. Our officers sit on 22 non-profit boards and are involved with 40 other charities. Our bank is also a member of "America's Promise," a program supporting the betterment of children in our community.

Commercial Lending

1st National specializes in many types of credit products including commercial real estate, residential building, business and professional lending. Our commercial deposit services are very competitive and we can help your small business with Merchant Services, MasterCard/Visa processing and equipment sales.

We live and work right here in Manatee and Sarasota Counties and our decisions are made locally with the goal of exceeding your expectations so you can realize your financial dreams. Come see us, or we will go to you and show you how we can make a difference for you and your business.

Residential Lending

Our skilled lending team, with over fifty years of experience, offers FHA, VA, Conventional, Non-Conforming, fixed and adjustable rate home loans. You will find our service among the best in the business and our rates very competitive.

Let 1st National help you when you are buying or refinancing your property. We will show you what a pleasure closing a home loan can be!



EQUAL HOUSING LENDER

Personal Banking

Convenience and cost are important in attracting and retaining customers. 1st National has developed a branching system that includes five banking centers that are conveniently located throughout Manatee County and a loan production office in Sarasota County.

For some customers, cost and convenience are not enough, customer service is the key component in a banking relationship. As an independent community bank, we feel that personalized service is what sets us apart from the competition. The continued growth of our retail deposit accounts and consumer loans is a good indicator that our face to face approach to serving customer needs is not just a cliché.

From competitive checking and money market accounts, to low cost savings accounts, to loans for every purpose, our professional bankers are ready to service all of your banking needs. 1st National deposit products are all FDIC insured.

Investment & Financial Planning

The professionals at 1st National Investment Services, a subsidiary of 1st National Bank & trust, can assist with a wide range of services. While 1st National Investment Services specialize in providing non-deposit investment products, managing estates and living trusts, offering sophisticated financial planning and asset management, we also are willing to assist all investors regardless of their income or accumulated wealth. Big banks require their customers to have large net worths. At 1st National we are proud of our community bank approach to serving all income levels.

If you need advice on retirement planning or administering a multi-million dollar account, you will find that 1st National Investment Services is the best choice you can make. With locations in Bradenton, Sarasota, Venice and Leesburg you will be working with local professionals who will meet with you at your convenience.

NOT FDIC INSURED	• No Bank Guarantee • May Lose Value	Securities offered through Great American Advisors, Inc. 1st National Bank & Trust and 1st National Investment Services are not affiliated with G.A. Advisors. The Bank is not obligated to provide benefits under insurance policies.



Our Sarasota Loan Office is "OPEN FOR BUSINESS"

"We are pleased to assist Phil Chmieleski and Margo Bohaty of Sandcastles of Sarasota, creators of waterfront residences."
Tom Baker


Financing Provided By:
National Bank & Trust



The Sarasota Loan Office is located at 777 South Palm Avenue in Sarasota.
(941) 362-8302





Susan Brown, Senior V.P.



Tom Baker, V.P.

We're Involved in Our Community




A TEXTBOOK LESSON
IN THE
ART
OF
TOGETHERNESS




1st National Bank & Trust

1st National employees are proud of our community and committed to participating in volunteer services that strengthen and open opportunities for others in Manatee and Sarasota Counties. Currently we are contributing over 80 volunteer hours weekly and are involved with over 40 organizations including:

United Way, YMCA Boys and Girls Clubs, Pace Center for Girls, Boy and Girl Scouts, Manatee Community College Foundation, Manatee County Library Foundation, Hope Family Services, Meals On Wheels, Manatee Coalition for Affordable Housing, Anna Maria Island Community Center, Kiwanis and Rotary Clubs, as well as the area's Chambers of Commerce, local schools, church organizations and others.






1st
National
Bank & Trust of Manatee



Pictured seated (left to right): Susan Brown, Senior V.P. Sarasota Region Manager; Maryellen Brennan, Senior V.P. Residential Mortgage Division; Mary Toundas, Senior V.P. Trust Services. Back row: (left to right) Robert Matejcek, Senior V.P. Comptroller; Julia Schultz, Senior V.P. Operations; Paul Welsh, Senior V.P. Community Banking; Angie O'Reilly, Senior V.P. Human Resources; Steve Mills, Senior V.P. Financial Planning and Investment Services.

Maryellen Brennan - Responsible for the bank's residential mortgage department which includes portfolio and secondary market products, as well as, jumbo residential mortgages.

Susan Brown - As the Sarasota Region Manager, Susan is responsible for managing the bank's private banking division and developing the Sarasota market.

Robert Matejcek - As the Comptroller for the bank, Bob manages the accounting department including auditing activities and coordination with internal and external auditors. Additional duties include property management, new construction and purchasing.

Steve Mills - Manages the bank's Financial Planning and Investment Services Division, which includes estate and tax planning, custodial relationships, and trust services, as well as, subsidiaries providing investment services and insurance.

Angie O'Reilly - Manages our human resource system, training, and acts as registrar for the holding company.

Julia Schultz - Manages the bookkeeping and loan operations functions including data processing and automated services. Additional responsibilities include CRA and bank compliance.

Mary Toundas - With over 27 years of trust experience, Mary is responsible for the trust administration.

Paul Welsh - Responsible for all activities in the branch system, including loss prevention, staffing, consumer lending, policies and procedures, deposit pricing, merchant services and other related activities. In addition, he manages the bank's internal sales program, marketing, public relations and advertising.

Community Banking Divisions



Pictured first row (left to right): Heather Parker, Assistant V.P.; Karen Marshall, Assistant V.P.; Nancy Steel, Assistant V.P. Back row (left to right): Nancy LaDuke, Banking Officer; Eileen Ayala, Banking Officer; Kim Watkins, Banking Officer; Lois Gift, Assistant V.P.; and Kim Neal, Assistant V.P.

Our new customer satisfaction program is now in place and the feedback we have received indicates that we are not only meeting, but also exceeding our customers' expectations. Finally, our marketing efforts are being expanded to include a Customer Relationship Management system which should be operational in 2004.

Our efforts to increase consumer loans has also shown promise. During 2003, we doubled consumer loan volume which has a positive impact on retaining banking relationships. This increase was due primarily to home equity loans solicited in the branches. In addition, the branch system is experiencing double digit growth in core deposits which positively effects the bank's cost of funds.

Paul Welsh
Senior V.P. Community Banking



Pictured first row (left to right): Norma Martin, V.P. and Terry Wells, V.P. Back row (left to right) Patricia Ramthun, Assistant V.P.; Paul Welsh, Senior V.P.; and Doug Neumann, Merchant Services Officer.

Loan Department

1st National Bank & Trust continues to be one of the premiere providers of high quality business banking services in the rapidly growing Manatee and Sarasota County markets. Our relationship managers provide our customers with expert advice and individualized lending decisions which has placed 1st National among the top commercial lending banks in our region.

Residential mortgage lending provides a significant opportunity in both of our markets. 1st National Bank and Trust delivers a full compliment of mortgage products designed to meet the needs of virtually any homeowner. In fact, our common sense lending approach has positioned 1st National as a leading waterfront, luxury home lender in the Manatee-Sarasota market.

In 2003, we began our successful expansion into the Sarasota County market with the opening of a Loan Production Office in the downtown business district. Our Sarasota staff offers the same commitment to excellence that our customers in Manatee County have enjoyed for years; and we look forward to expanding our Sarasota County franchise with the opening of a full service office in the near future.

Tom Moseley
Executive V.P. and Senior Lender



Pictured front row (left to right): John Schmitt, V.P. and Tom Moseley, Executive V.P. Back row (left to right) Rob Donzalski, V.P.; Barbara Kinsey, V.P.; and Brian Ruggiero, V.P.



Pictured above (left to right): Susan Brown, Senior V.P. and Tom Baker, V.P.



Pictured (left to right): Margaret Dees, V.P.; Maryellen Brennan, Senior V.P.; and Susan Stansbury, Loan Officer.



Operations & Human Resources

Front row (left to right): Linda Sander, Assistant V.P.; Kathie Marsh, V.P.; Sherri Manring, V.P.; and Shawna DeLoach, Operations Officer. Back row (left to right): Angie O'Reilly, Senior V.P.; Julia Schultz, Senior V.P.; Bob Matejcek, Senior V.P.; Deb Sinz, V.P.; and Kathy Lynch, V.P.



1st National Bank & Trust is proud to offer our customers the most up-to-date financial services. To make certain that we maintain a competitive edge, we are continually researching ways to deliver our services professionally with our customer's individual needs in mind. During 2003, a Spanish module was installed at some of our ATM sites. This has increased usage among our Spanish-speaking customers and strengthened their banking relationship with us. During 2004, our Internet banking and bill paying system will continue to be upgraded. This popular product will soon allow our customers to receive their statements and images directly to their own computer. In addition, we are focused on making our support systems faster, safer and more responsive to better serve our customer base.

During 2003, one our many tasks was complying with the new Sarbanes Oxley Act and other related NASDAQ corporate governance requirements. Management is working with the Board of Directors to establish new policies and guidelines to fulfill these requirements. We feel that it is our duty to our shareholders, customers and employees to be good corporate citizens.

Bob Matejcek
Senior V.P. Accounting

Angela O'Reilly
Senior V.P. Human Resources

Julia Schultz
Senior V.P. Operations

Trust & Investments



Front row (left to right): Margery Fueger, Assistant V.P.; Patricia Hubbard, V.P.; Lisa Van Ullen, V.P.; and Linda Bayard V.P. Back row (left to right): Nancy Hattie, Assistant V.P.; Karen Bent, V.P.; Steven Mills, Senior V.P.; and Mary Toundas, Senior V.P.

The Financial Planning and Investment Services Division reported a 30% growth in managed funds in 2003. Also, the acquisition of The Trust Company of Florida was recently completed. With the addition of their offices in Venice, Englewood and Leesburg, the combined company manages almost $200 million in assets under care, including investment products offered through our subsidiary 1st National Investment Services. Our new employees, Mary Toundas, Linda Bayard and Karen Bent with more than 60 years of combined administrative experience, have been involved in their respective communities for almost three decades and are well respected by both their clients and the local professionals.

As always, we will strive to continue to provide local professional and personalized service in order to meet the needs of our clients and their families.

Steven Mills
Senior V.P. Financial Planning & Investment Services

Why should you consider banking with 1st National Bank & Trust?
Our institution is the oldest community bank in Manatee County. Local ownership means 1st National Bank & Trust has an investment in the community because our Board of Directors, officers and employees live and work right here. We're active in civic and service clubs; our children attend local schools; we're your neighbors.

Local ownership also means that our banking decisions are made right here. That's an advantage to our customers who receive better service and a quicker response to their changing financial needs. To our customers, we thank you for giving us the opportunity to serve you; and to our future customers, we look forward to providing you with the finest products, services and customer service available in Manatee and Sarasota Counties.

Our goal at 1st National Bank & Trust is to offer "one stop banking" and provide the best customer service available along with affordable banking. We feel our products and services, along with our experienced staff, are up to the challenge.

Financial Planning and Investment Services
1st National Bank & Trust is proud of our ability to offer our customers local planning and investment advice. Our skilled professional team provides the kind of one-to-one personalized service not available in regionally managed organizations.

Through 1st National Investment Services, a division of 1st National Bank & Trust, we make available alternative investments. If you need investment advice, mutual funds, annuities, or insurance planning, 1st National Investment Services offer a full range of products and the professional advice to help guide your decision.

NOT FDIC INSURED	• No Bank Guarantee • May Lose Value	Securities offered through Great American Advisors, Inc. 1st National Bank & Trust and 1st National Investment Services are not affiliated with G.A. Advisors. The Bank is not obligated to provide benefits under insurance policies.

Residential Mortgage Loans
The bank offers a full range of FHA, VA, fixed, jumbo, variable and fixed rate mortgages, to maximize your chance of owning the home of your dreams, as well as manufactured home financing programs with competitative rates.

Internet Banking
This service allows quick access to your financial information using the Internet. Through the use of a secured Internet site, you have the option of retrieving financial data, transferring funds, printing statements, printing check images and paying bills electronically via the bill payment option. Internet banking is available through our 1st National Bank & Trust website located at www.firstnbt.com.



1st Free Checking
This is a non-interest bearing account, with unlimited check writing and no minimum balance. A direct deposit is required.

Basic Checking
An economical personal checking account offering unlimited check writing privileges with no per check charges. Account holders also benefit from check imaging. The monthly fee is waived by maintaining a low minimum balance or the required average balance in related accounts.

1st Senior Choice Checking
For our customers who are 55 years of age and over, we offer one of the best senior accounts available. Not only are there no charges on the account, we also provide many other benefits including free money orders, travelers checks, cashier's checks and other services.

1st Prestige Checking
For our customers who are not yet 55 years of age, our 1st Prestige Account offers the highest rate of return of any of our checking accounts with many additional benefits. A minimal balance is required to avoid a service charge. Service fees can also be avoided by keeping necessary balances in other accounts.

EQUAL HOUSING LENDER

Personal Products and Services

1st Rate Savings
Our tiered savings account was designed to provide a competitive rate despite the fluctuation of your balance. If you keep larger balances in your account, you will receive a higher interest rate. This feature eliminates the need to transfer your money to a different account as the balance increases.

Money Market Account
The Money Market Account offers a competitive rate of interest which is paid on a tiered rate basis. Interest is compounded daily on the average collected balance. The Money Market Account's monthly fee is waived if you maintain a minimum daily balance or minimum average daily balance in the account for the monthly statement cycle.

Manatee Cash Account
The Manatee Cash Account offers a competitive rate of interest which is paid on a tiered rate basis and is based on the previous month's average 90-day Treasury bill. The monthly fee can be avoided by maintaining a minimum daily balance.

Certificates of Deposit
We also offer certificates of deposit with competitive interest rates. All of our certificates have the benefit of FDIC protection. Terms are available from 30 days to five years with a low minimum balance required.

Home Equity Loan Lines
1st National Bank & Trust offers two types of loans and the interest may be tax deductible.
See your tax accountant for more details. A mortgage on your home is also required for both types of credit.

- **Equity Lines** provide a revolving line of credit using your home as collateral. These loans offer low monthly payments and provide convenience as well as affordability.
- **Equity Loans** offer peace of mind knowing that your payments will be fixed for the life of your loan.

Consumer Loans
When you need money for consumer loans, we offer competitive rates and terms. Whether you need to borrow for a new automobile, boat, vacation or personal loan, we provide quick efficient service.

Overdraft Protection
Upon approval of your application, we can give you piece-of-mind banking with overdraft protection.

24 Hour "Convenience Line"
You can access and retrieve financial information 24 hours a day, seven days a week from any touch tone telephone. You can even have a copy of your checking account statement faxed to you.
Just dial: **(941) 747-4441.**

Check Imaging
State-of-the-art check imaging eliminates check storage and makes account balancing a breeze. Images of your checks are provided monthly.

Debit Cards
We offer debit card services for those customers who like the convenience of accessing their checking account through a charge card. These cards also can be used for ATM access.



Bankcards
Whether you prefer **MasterCard** or **Visa** we offer competitive rates. We also have a credit card program for businesses.

(Please see our Personal Account brochures and disclosures for more information on all personal products and services.)

Member FDIC.

Business Products and Services

Small Business Checking

1st National Bank & Trust understands the needs of small businesses, particularly those that do not have substantial activity in their account and yet receive a substantial service charge. Our account provides the following benefits:

- Low monthly service charges
- Low minimum monthly balance required
- Low minimum amount to open
- Allows up to 250 items cleared without a transaction charge
- No additional accounts required

Business Checking

For those businesses with large balances and large numbers of items processed, we have regular business checking which allows the use of balances on deposit to offset activity fees. Contact any of our branch managers for more information.

Business Money Market

The Money Market Account offers a competitive rate of interest which is paid on a tiered rate basis. Interest is compounded daily on the average collected balance. The Money Market Account's monthly fee is waived if you maintain a minimum daily balance or minimum average daily balance in the account for the monthly statement cycle.

Merchant Services

If you own a retail store or commercial enterprise and have need of Merchant Bankcard Services, we have experienced personnel that can service your business needs. We offer specially priced equipment and local professional service, with low discount rates.

Commercial Lending

We are extremely proud of our seasoned professional lenders who have over 100 combined years of experience providing loans to Manatee and Sarasota County business. These lenders are always available to serve your needs.

Our lenders live and work right here in our community and we make all of our credit decisions locally.
We offer commercial loans of all types:

- Commercial Real Estate
- Commercial Construction
- Commercial Business Loans
- Portfolio Residential
- Equipment Financing
- Small Business Lending

Corporate Retirement Plans

- 401K's
- SEP's

EQUAL HOUSING LENDER



Information

First National Bancshares, Inc.
5817 Manatee Avenue West
Bradenton, FL 34209
[941] 794-6969

Form 10-K, Annual Report
A copy of the Company's Form 10-K, Annual Report to the SEC for fiscal year 2003 may be obtained without charge by shareholders upon written request directed to the Secretary of the Company at the address set forth below.

Investor Relations/Transfer Agent and Secretary
Angie O'Reilly
First National Bancshares, Inc.
4770 SR. 64 East
Bradenton, FL 34208
[941] 746-0952

Independent Accountants
Christopher, Smith, Leonard, Bristow, Stannelly, and Wells, P.A.
Bradenton, Florida

Stock Symbol: FBMT

Investor relations information can be retrieved at our website.
www.firstnbt.com

Executive Officers

Francis I. duPont, III
Chairman of the Board and
Chief Executive Officer of the Bank

Glen W. Fausset
President and Chief Operating
Officer for the Bank

Tom Moseley
Senior Lender and Executive Vice
President of the Bank

Maryellen Brennan
Residential Mortgage Department
and Senior Vice President of the
Bank

Susan Brown
Sarasota Region Manager and
Senior Vice President of the Bank

Robert C. Matejcek
Cashier and Senior Vice President
of the Bank

Steven V. Mills
Senior Trust Officer and Senior Vice
President of the Bank

Angie O'Reilly
Human Resource Officer and
Senior Vice President of the Bank

Julia Schultz
Operations Officer and
Senior Vice President of the Bank

Mary Toundas
Trust Adminstrator and
Senior Vice President of the Bank

Paul Welsh
Community Banking and
Senior Vice President of the Bank

Member
FDIC.

Board of Directors

Beverly Beall (2) (4) (5) (6) (7)
Foundation Administrator
Beall's Department Stores, Inc.

Robert G. Blalock (1) (3) (6) (7) (8)
Senior Partner
Blalock, Walters, Held and Johnson, P.A.

Allen J. Butler (1) (2) (3) (6) (7)
President
H. Butler Footwear, Inc.

Rosemary R. Carlson (3) (4) (6) (7) (8)
Vice President and General
Manager
Bright House Networks

Francis I. duPont, III (1) (3) (5) (6) (7)
Chairman of the Board and
Chief Executive Officer of the Bank

Glen W. Fausset (1) (3) (5) (6) (7)
President, Secretary and
Chief Operating Officer for the Bank

Sarah H. Pappas, Ph.D. (2) (5) (6) (7)
President
Manatee Community College

Raymond A. Weigel, III (5) (6) (7) (8)
President
CLB Consulting

Irving I. Zamikoff (4) (6) (7) (8)
Dentist
Zamikoff, Klement and Jungman,
D.D.S., P.A.

Daniel C. Zoller (1) (2) (3) (4) (6) (7)
President
Zoller, Najjar and Shroyer, Inc.

(1) Serves on the Bank's Executive Committee
(2) Serves on the Bank's Loan Review and Audit Committee
(3) Serves on the Bank's Loan Committee
(4) Serves on the Bank's Compensation and Benefits Committee
(5) Serves on the Bank's CRA Committee
(6) The Entire Board of Directors serves as the Bank's Nominating Committee
(7) Serves on the Bank's Planning Committee
(8) Serves on the Bank's Trust Committee

This report contains forward-looking statements which represent the issuer's expectations or beliefs. Including, but not limited to, statements conceming the banking industry and the issuers operations, financial condition, and growth. For this purpose any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "should", "can", "estimate", "continue", or the negative of other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risk and uncertainties, certain of which are beyond 1st National Bank & Trust's control, and actual results may differ materially depending on a variety of important factors, including competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by 1st National Bank & Trust, among other things.

Main Office

5817 Manatee Ave. West
Bradenton, FL 34209
(941) 794-6969





State Road 64 Office

4770 State Road 64 East
Bradenton, FL 34208
(941) 746-1000

Sarasota Loan Office

777 So. Palm Avenue
Sarasota, FL 34236
(941) 362-8302

Island Office

5324 Gulf Drive
Holmes Beach, FL 34217
(941) 778-4900





State Road 70 Office

9000 State Road 70 East
Bradenton, FL 34202
(941) 753-4900



East Ellenton Office

8425 US 301 North
Parrish, FL 34219
(941) 776-1200

Filed with Securities and Exchange Commission on March 29, 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

FIRST NATIONAL BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

State of Florida	**06-1522028**
(Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

5817 Manatee Avenue West, Bradenton, Florida 34209
(Address of principal office including Zip Code)

Registrant's telephone number, including area code (941) 794-6969

Securities registered under Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common	None

Securities registered under Section 12(g) of the Act:

Common Stock, $.10 par value
(Title of Class)

The number of shares of Common Stock in the Company outstanding on March 22, 2004 was 2,055,109.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES _X_ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes ______ No _X___

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. The aggregate market value of the voting stock held by non-affiliates of the company at June 30, 2003, was $38,394,855.

DOCUMENTS INCORPORATED BY REFERENCE in this Form 10-K	Part of Form 10-K into which incorporated
Portions of the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held May 20, 2004	Part III

PART I

ITEM 1. BUSINESS

A. General Development of Business

First National Bancshares, Inc. (the "Company) is a Bank Holding Company formed in 1998 and incorporated in the State of Florida. Effective January 1, 1999, the Company merged First National Bank of Manatee (the "Bank) with and into an interim national bank that was a wholly owned subsidiary of the Company. As a result of that transaction, the Bank became and continues to be a wholly owned subsidiary of the Company. In April 1999, the Bank changed its name to 1st National Bank & Trust. The Company has no other subsidiaries. Accordingly, the discussion of the Company's business and operations will refer solely to the Bank.

The Bank is a national banking association opened for business on July 18, 1986. The Bank engages primarily in the business of attracting deposits from the general public, and originating real estate, commercial, and consumer loans and managing trust assets. The Bank's principal market area is Manatee County, Florida, located on the western coast of Florida.

As a national bank, the Bank is subject to the rules and regulations of the Office of the Comptroller of the Currency (the "Comptroller") and is a member of the Federal Reserve System, with the primary supervisory authority therein being the Board of Governors. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits, and thus it is subject to the rules and regulations of the FDIC.

The Bank's principal office is located at 5817 Manatee Avenue West, Bradenton, Florida 34209, and its telephone number is (941) 794-6969.

B. Financial Information

See the Company's audited, consolidated financial statements, attached hereto, for information for each of the last three fiscal years regarding revenues from external customers, the measure of profit and loss and total assets.

C. Narrative Description of Business

(1) Banking Services

The Bank offers a wide range of consumer and commercial banking services traditionally offered by commercial banks, such as personal and commercial checking accounts, negotiable order of withdrawal ("NOW") accounts, certificates of deposit, money market accounts, savings accounts, IRA accounts, and automatic transfers. These depository services are further complemented by direct deposit capabilities, night depository services, and bank by mail. The Bank participates in three national automatic teller machine systems.

The Bank also originates a variety of loans, including, but not limited to, commercial and consumer loans, as well as loans secured by deposit accounts and other marketable collateral. Loans are also made to enable borrowers to purchase, refinance, construct or improve residential or other real estate and usually are secured by mortgages on such real estate. All loans are made in compliance with applicable Federal and State regulations.

In December 1994, the Bank received permission from the Office of the Comptroller of the Currency to open a Trust Department. The Bank hired an experienced trust officer and after a period of organization began operations and opened the department for solicitation of trust business in March of 1995. At year-end 2003, the trust department had over $101,000,000 in customer assets. The department showed a profit in 1996, its first full year of operation, and has been profitable in each subsequent year. In October of 2003, the bank entered into an agreement to acquire The Trust Company of Florida, a trust bank through merger. In February, 2004, the shareholders of Trust Company approved the acquisition and the merger was consummated on March 15, 2004. At the time of merger, The Trust Company of Florida had in excess of $84,000,000 in customer assets and 1st National had more than $108,000,000 in customer assets. Management expects to integrate the trust accounting systems for the two entities by the end of May 2004.

The Bank opened its first branch office in October 1994 at 5324 Gulf Drive, Holmes Beach. The Bank opened its second branch at the corner of State Road 64 and 48th St. Ct. E. in May 1996. The branch was also large enough to accommodate the Bank's accounting, deposit and loan operations departments. The Bank purchased a branch location on State Road 70 at the entrance to Braden Woods Subdivision, which it opened in January 1997. In 1999, the Bank purchased a branch location in Ellenton at the corner of Highway 301 and Old Tampa Road, which it opened in November 2000.

In December 2001, the Bank acquired a future branch location at the corner of 53rd Avenue West and 36th Street West. The growth of the Bank has been such that in January of 2000, the Bank moved its operations department to a rented facility adjacent to the State Road 64 branch.

In April of 2003, the bank opened a Loan Production Office in downtown Sarasota in an effort to increase loan volume in the Sarasota market.

(2) Operating Strategy

The principal business of the Bank is to attract deposits from the general public and to invest those funds in various types of loans and other interest-earning assets. Other funds are provided for the operations of the Bank by proceeds from the sale of investments and loans, from amortization and repayment of outstanding loans, from borrowings, and from working capital. Earnings of the Bank depend primarily upon the difference between (1) the interest received by the Bank from loans, the securities held in its investment portfolio, and other investments and (2) expenses incurred by the Bank in connection with obtaining funds for lending (including interest paid on deposits and other borrowings) and expenses relating to day-to-day operations.

The primary sources of the Bank's funds for lending and for other general business purposes are the Bank's capital, deposits, loan repayments, borrowings and funds provided from operations. The Bank expects that loan repayments and funds provided from operations will be a relatively stable sources of funds, while deposit inflows and outflows will be significantly influenced by prevailing interest rates, money market and general economic conditions. Generally, short-term borrowings are used to compensate for reductions in normal sources of funds while long-term borrowings are used to support expanded lending activities.

The Bank's customers are primarily individuals, professionals, and small and medium size businesses located in Manatee County. The Bank's business is not dominated by any large customer. The Bank attempts to tailor its services to the needs of its customers. The Bank's main office is at a major intersection in the center of one of Manatee County's more established residential areas. Its branch offices are located on Anna Maria Island, a close knit island community, and along the I-75 corridor in the center of major new residential development.

The Bank continually seeks to develop new business through an ongoing program of personal calls on both current and potential customers; and utilizes traditional local advertising media as well as direct mailings, telephone contacts, and brochures to promote the Bank and develop loans and deposits. In addition, the Bank's directors have worked and/or lived in Manatee County for many years and are involved in various local community activities which further promote the Bank's image as a locally-oriented independent institution.

In 1994, the Bank decided to add trust services to its list of products. The Bank's focus is on "personal" trusts and investments although it provides a full range of trust products.

In November 1998, the Bank began selling mutual funds, annuities and other life insurance products. This service is provided to customers seeking investments not available through traditional bank deposits or Trust Department services.

(3) **Market Area**

Manatee County, located on the western coast of Florida, is 41 miles south of Tampa, 26 miles south of St. Petersburg and 10 miles north of Sarasota. According to the Manatee County Chamber of Commerce, Manatee County had a residential population of approximately 258,000 in 2000 and many more seasonal residents. The Bank draws most of its business from within Manatee County and estimates that more than 90% of its business comes from customers whose businesses or residences are located within the county. However, the Bank solicits and accepts business from outside of Manatee County.

For purposes of the Community Reinvestment Act, the Bank's Primary Market Area comprises all of Manatee County. Sarasota County and southern Hillsborough County represent a secondary lending area. Both the primary and the secondary lending areas meet the purposes of the Comptroller's Community Reinvestment Act Regulations and do not exclude low and moderate income neighborhoods. The Bank plans to prudently offer the full range of its services to all residents within its market area.

(4) **Competition**

The banking business in Florida in general, and in Manatee County in particular, is highly competitive. The Bank competes with other commercial banks in Manatee County and the surrounding area for all services customarily provided by commercial banks. In addition, the Bank faces significant competition from non-bank institutions, including savings and loan associations, finance companies, insurance companies, mortgage companies, mutual funds, credit unions, and other types of financial institutions. According to the most recent market data, there are approximately 23 deposit taking/lending institutions operating in Manatee County. The Bank currently ranks fifth in deposits in the market with 5.1% market share. Bank of America, NA ranks first, with a market share of 26.6%. No other deposit taking/lending institution in Manatee County possesses a market share over 10%. Competition for deposits may have the effect of increasing rates of interest the Bank will pay on deposits, which would increase the Bank's cost of money and possibly reduce its net earnings. Competition for loans may have the effect of lowering the rate of interest the Bank will receive on its loans, which would lower the Bank's return on invested assets and possibly reduce its net earnings.

The Bank's main office is located adjacent to the Palma Sola Shopping Center at the southeast corner of 59th Street and Manatee Avenue West. Republic Bank (a Pinellas County community bank), Gold Bank, and Provident Bank have branches within one block of the Bank's principal office. The Bank's island office is located on a highly visible corner on Anna Maria Island. There are two commercial banks located on the island. The Braden River Branch on highway 64 is ½ mile east of a Bank of America branch across from an AmSouth office. The Highway 70 branch is about ½ mile east of Bank of America. The Bank's Ellenton branch is east of a Southtrust branch and a Gold Bank branch.

(5) **Loan Commitments**

At December 31, 2003 and 2002, the Bank had commitments to originate and disperse on loans of approximately $34,566,000 and $19,758,000 respectively. Substantially all of both years' figures include commitments to originate construction real estate loans and pre-approved commercial lines of credit. The Bank expects that all of the commitments at December 31, 2003 will be exercised within the current year. In addition, at December 31, 2003 and 2002, the Bank had in place letters of credit of approximately $1,895,000 and $1,337,000, respectively. The Bank does not expect that any of the standby letters of credit in place at December 31, 2003 will be exercised within the current year. The Bank had no commitments to purchase loans at December 31, 2003 and 2002.

(6) Financial History

The Bank first opened to the public on July 18, 1986. As of December 31, 2003, the Company had total assets of $277,232,000 compared with total assets of $222,161,000 at December 31, 2002 and $212,470,000 of total assets at December 31, 2001. At year-end 2003, the Company had total deposits of $233,327,000, compared with Bank deposits of $180,511,000 at year end 2002 and $175,848,000 of total deposits at year end 2001. In addition, the Company had loans of $206,742,000 at the end of 2003, compared with $158,530,000 of loans in the Bank at the end of 2002 and $145,9445,000 of loans at the end of 2001. For more detailed financial information see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto appearing elsewhere in this Annual Report.

(7) Employees

At December 31, 2003, the Company had no direct employees. The Bank employed 82 people, of which three were executive officers, and 9 were part-time employees. The Company's employees are not represented by a collective bargaining group, and the Company considers its relations with its employees to be excellent. The Company provides employee benefits customary in the banking industry, which include major medical insurance, group term life insurance, a defined benefit pension plan, a 401-K plan, and vacation and sick leave.

ITEM 2. PROPERTIES

First National Bancshares, Inc.'s corporate office is located in the main office of the Bank at 5817 Manatee Avenue West. This facility is a two story building of approximately 6,000 square feet, which is adjacent to the Palma Sola Shopping Center. The Bank moved into the building on August 17, 1987 under a lease agreement and purchased the building in January of 2002.

In addition to its main office, the Bank has branch offices in the following locations: 4770 State Road 64 East; 9000 State Road 70 East; 8425 US 301 North, Parrish; 5324 Gulf Drive, Holmes Beach. The Bank has owned all of these branch locations since their respective openings. The Bank believes that over time, this will reduce the bank's operating expenses by eliminating the financing costs of the landlord and the CPI increases that are incorporated into long term leases. In addition, the bank occupies leased space in downtown Sarasota for a loan production office.

All of the Bank's branches are growing in their respective markets. The branch facilities have proven to be suitable, adequate and effective as banking facilities and the Bank expects to continue to utilize them fully.

ITEM 3. LEGAL PROCEEDINGS

As of the date of this Annual Report, the Company has no pending legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted for approval by the Company's shareholders during the fourth quarter of the fiscal year ended December 31, 2003.

PART II

ITEM 5. MARKET FOR THE COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

As a result of the acquisition of the Bank by First National Bancshares, Inc. on January 1, 1999 the then shareholders of the Bank now own 2 shares of Company stock for each share of Bank stock previously held. Upon the consummation of the acquisition, all Bank Common Stock was held by the Company and all previous shareholders of the Bank became shareholders in the Company. Effective October 1, 2002, the Company stock began trading on the NASDAQ small Cap Market under the symbol FBMT. The following table shows the high and low bid prices for each quarter of 2002 and 2003 after adjusting for the 5% stock dividends in each year.

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		Year	
	Low	High	Low	High	Low	High	Low	High	Low	High
2002	12.70	14.60	14.51	17.23	15.48	18.57	17.42	20.00	12.70	20.00
2003	19.02	23.33	20.18	22.05	18.67	21.90	20.33	23.40	18.67	23.40

As of March 22, 2004, there were 797 holders of record of the Common Stock of the Company.

The Bank paid its first and only cash dividend of $.15 per share in 1991. In 1994 through 1998, the Bank paid annual stock dividends equal to 5% of the shares outstanding each time. On January 1, 1999, the Bank's stock was exchanged two for one for Company stock. The Company also paid 5% stock dividends in 1999 thru 2003. Future Bank dividends, if any, will be paid to the Company. Future dividend payments to the holders of Common Stock of the Company will be at the discretion of the Board of Directors of the Company and will depend upon factors such as results of operations, capital requirements, regulatory restrictions, tax considerations and general economic conditions. The Bank's capital requirements to open branches or acquire other institutions may also impact the Bank's ability to make dividend distributions to the Company thus affecting the Company's ability to pay dividends. Additionally, under certain circumstances, approval of the Comptroller may be required prior to the payment of any dividends by the Bank, which would in turn affect the Company's ability to pay dividends to its shareholders. Future payment of dividends by the Bank to the Company and the Company to its shareholders cannot be guaranteed. A description of certain restrictions imposed upon the Banking Industry by the Comptroller with respect to the declaration and payment of dividends to the Company is included in notes to the audited financial statements attached hereto.

During the 4th Quarter of 2003, the Company did not repurchase any of its outstanding common shares.

Equity Compensation Plan Information

In 1995, the shareholders of the Bank approved an Incentive Stock Option Plan for key officers and employees of the Bank to be administered by the Board of Directors of the Bank. In 1999, the shareholders approved a renewal of that plan. Under the plan, and at the discretion of the Board, deserving officers and employees of the Bank are awarded stock options at the current fair market value of the stock. When the Company, as a bank holding company acquired the Bank, it assumed the duties and responsibilities of the plan from the Bank. The following table summarizes the shares outstanding under the plan and the shares remaining in the plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	144,492	$15.26	172,975
Equity compensation plans not approved by security holders	0	0	0
Total	144,492	$15.26	172,975

Item 6. SELECTED FINANCIAL DATA

SELECTED INCOME DATA
Years Ended December 31,
(000's except per share & dividend data)

	2003	2002	2001	2000	1999
Interest income.................	$12,616	$13,026	$14,164	$13,812	$11,743
Interest expense................	3,144	3,795	6,699	7,334	5,687
Net interest income..........	9,472	9,231	7,465	6,477	6,056
Provision for loan losses...	447	321	250	152	227
Net interest income after provision for loan losses...	9,025	8,910	7,215	6,325	5,829
Other non-interest income...	1,867	1,645	1,847	1,342	1,293
Other non-interest expenses...	7,621	6,672	6,209	5,522	5,084
Income before income taxes...	3,271	3,883	2,852	2,146	2,036
Provision for income taxes ...	1,120	1,349	975	666	635
Net income (loss)..............	2,151	2,534	1,877	1,480	1,402
Earnings per share *...........	1.08	1.31	.97	.77	.73
Diluted Earnings per share*	1.01	1.21	.91	.73	.70
Cash dividends declared....	N/A	N/A	N/A	N/A	N/A
Stock dividends declared...	5%	5%	5%	5%	5%

SELECTED BALANCE SHEET DATA
YEAR ENDED DECEMBER 31
(000's except per share & outstanding share data)

	2003	2002	2001	2000	1999
Total assets...........................	$277,232	$222,161	$212,471	$197,043	$175,802
Average total assets	236,581	214,652	203,218	185,789	167,575
Net investment securities.....	47,113	41,781	37,903	41,061	40,849
Net loans	204,314	156,590	144,302	135,932	120,708
Total deposits	233,327	180,512	175,849	170,271	152,184
Repurchase agreements & other borrowed money....	20,801	20,311	17,966	9,918	9,032
Capital lease obligation.......	-0-	-0-	414	462	505
Total stockholders' equity...	22,015	19,996	17,047	14,635	12,575
Book value per share *........	11.04	10.31	8.85	7.63	6.56
Average total equity...........	21,185	18,571	16,022	14,293	12,180
Average common shares Outstanding *..................	1,988,807	1,931,895	1,923,270	1,918,089	1,918,195

*Retroactively adjusted for 5% stock dividends paid in 1999 thru 2003 and a two for one stock split in 1999.

Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential:

DECEMBER 31

	2003			2002			2001		
	AVERAGE BALANCE	INTEREST	YIELD/ RATE	AVERAGE BALANCE	INTEREST	YIELD/ RATE	AVERAGE BALANCE	INTEREST	YIELD/ RATE
ASSETS									
Interest-earning assets:									
Loans*	$169,677	$10,933	6.44%	$154,238	$10,987	7.12%	$140,931	$11,681	8.23%
Taxable investment securities	$32,650	$1,210	3.71%	$31,102	$1,550	4.98%	$30,505	$1,731	5.69%
Tax-exempt investment securities	$10,122	$377	3.72%	$8,627	$387	4.49%	$8,864	$376	4.24%
Federal funds sold & interest bearing bank balances	$8,866	$96	1.08%	$6,612	$102	1.54%	$9,899	$376	3.80%
Total interest-earning assets	$221,315	$12,616	5.70%	$200,579	$13,026	6.49%	$190,199	$14,164	7.41%
Non-interest-earning assets:									
Cash and due from banks	$6,985			$ 5,813			$4,973		
Premises and equipment (net)	$7,884			$8,101			$6,214		
Other assets	$2,450			$1,989			$3,007		
Less allowance for loan losses, deferred fees & securities market valuation	$(2,053)			$(1,830)			($1,175)		
TOTAL	$236,581			$214,652			$203,218		

DECEMBER 31

	2003			2002			2001		
	AVERAGE BALANCE	INTEREST	YIELD/ RATE	AVERAGE BALANCE	INTEREST	YIELD/ RATE	AVERAGE BALANCE	INTEREST	YIELD/ RATE
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Demand deposits	$36,960	$194	.52%	$29,505	$164	0.56%	$23,300	$261	1.12%
Savings deposits	$63,031	$579	.92%	$55,207	$753	1.36%	$53,271	$1,613	3.03%
Time deposits	$67,207	$1,988	2.96%	$63,272	$2,315	3.66%	$72,796	$4,182	5.74%
Federal funds purchased & other borrowed money	$5,984	$226	3.78%	$6,340	$310	4.89%	$5,000	$302	6.04%
Repurchase agreements	$15,985	$157	.98%	$17,131	$252	1.47%	$8,342	$288	3.45%
Other	$0	$0	N/A	$6	$1	16.67%	$436	$53	12.13%
Total interest-bearing Liabilities	$189,167	$3,144	1.66%	$171,461	$3,795	2.21%	$163,145	$6,699	4.11%
Non-interest-bearing liabilities:									
Demand deposits	$24,760			$22,994			$22,258		
Other	$1,469			$1,446			$1,928		
Total Liabilities	$215,396			$195,901			$187,331		
Shareholders' equity	$21,185			$18,751			$15,887		
Total	$236,581			$214,652			$203,218		
Net interest on earnings		$9,472			$9,231			$7,465	
Net yield on interest earning assets			4.28%			4.60%			3.92%

* For the purpose of these computations, non-accruing loans are included in the daily average loan amounts outstanding

The following table sets forth a summary of the changes in interest and fees earned and interest paid resulting from changes in volume and changes in rates.

	2003 Compared to 2002 Increase (Decrease) Due to *			2002 Compared to 2001 Increase (Decrease) Due to *		
	Volume	Rate	Net	Volume	Rate	Net
	(THOUSANDS OF DOLLARS)					
Interest earned on:						
Loans (domestic)	$1,100	($1,154)	($54)	$1,095	($1,789)	($694)
Taxable investment securities	77	(417)	(340)	34	(215)	(181)
Tax-exempt investment securities	67	(77)	(10)	(10)	21	11
Federal funds sold & interest bearing balances	35	(41)	(6)	(125)	(149)	(274)
Total interest earning assets	$1,279	($1,689)	($410)	$994	$(2132)	$(1,138)
Interest paid on:						
Demand deposits	$41	($11)	$30	$69	($166)	($97)
Savings deposits	107	(281)	(174)	59	(919)	(860)
Time deposits	144	(471)	(327)	(546)	(1,321)	(1,867)
Federal funds purchased	(17)	(67)	(84)	81	(73)	8
Repurchase Agreements	(17)	(78)	(95)	303	(339)	(36)
Other	(1)	0	(1)	(52)	-0-	(52)
Total interest bearing liabilities	$257	($908)	($651)	($86)	($2,818)	($2,904)

* The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each

Investment Portfolio

The following table sets forth the carrying amount (book value) of investment securities at the dates indicated:

	December 31		
	2003	2002	2001
	(thousands of dollars)		
U.S. Treasury and other U.S. Government agencies	$37,360	$31,437	$27,843
States and political subdivisions	$8,568	$9,285	$9,136
Other	$941	$1,059	$923
TOTAL	$46,869	$41,781	$37,902

The following table sets forth the maturities of investment securities at par value on December 31, 2003 and the weighted average yields of such securities calculated on the basis of the cost and effective yields weighted for the projected life of each security. Tax equivalent adjustments have not been made in calculating yields on obligations of state and political subdivisions. Mortgage backed securities are categorized by average life. Callable bonds are categorized by their projected call date under current market conditions.

----------------Maturing-----------------
(thousands of dollars)

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury & Government Agencies										
Fixed rate	$00	N/A	$3,000	2.83%	$1,000	3.25%	$00	N/A	$4,000	2.94%
Floating Rate	$00	N/A	$00	N/A	$00	N/A	$00	N/A	$00	N/A
U.S. government agencies, MBS's and CMO's										
Fixed rate	$911	5.35%	$26,061	3.74%	$4,078	3.68%	$00	N/A	$31,050	3.78%
Floating rate	$00	N/A	$310	2.64%	$00	N/A	$00	N/A	$310	2.64%
States and political subdivisions	$102	4.15%	$6,538	4.12%	$1,928	3.45%	$00	N/A	$8,568	3.97%
Other	$00	N/A	$2,000	8.25%	$00	N/A	$00	N/A	$2,000	8.25%
TOTAL	$1,013	4.46%	$37,909	3.96%	$7,006	4.30%	$00	M/A	$45,928	3.93%

Loan Portfolio

The following table shows the maturity of fixed rate loans outstanding as of December 31, 2003. Also provided are the amounts with maturities beyond one year classified according to the sensitivity changes in interest rates. These numbers exclude loans on non-accrual.

Maturing or Repricing Opportunities

	Within One Year	After One But Within Five Years	After Five Years	Total
Loans with:				
1-4 Family 1st Mortgages	$27,371	$41,788	$1,212	$70,371
All Other Loans	$51,950	$65,925	$17,179	$135,054
Total	$79,321	$107,713	$18,391	$205,425

Non-accrual, Past Due and Restructured Loans

The following table summarizes the Bank's non-accrual, past due and restructured loans:

	December 31 (Thousands of Dollars)	
	2003	2002
Non-accrual loans:	$1,317	$1,611
Accruing loans past due 90 days or more:	$0	$0
Restructured loans:	$0	$0
Total	$1,317	$1,611
Interest Income not collected that would have been collected under original terms:	$9	$14
Commitments to lend additional funds:	$0	$0

Potential Problem Loans

At December 31, 2003 the Bank had identified no loans for which payments presently are current but the borrowers are experiencing or have recently experienced financial difficulties other than the non-accrual loans.

Foreign Outstandings - None.

Certain International Developments - None.

Loan Concentrations - Loan concentrations are considered to exist when there are amounts lent to a multiple number of borrowers engaged in similar activities that exceed 10% of total loans and would cause them to be similarly impacted by economic or other conditions. The Bank currently has no concentrations of credit.

Summary of Loan Loss Experience

This table summarizes the Bank's loan loss experience for the years ended December 31, 2003 and 2002.

	Year Ended December 31	
	2003	2002
	(thousands of dollars)	
Loan Loss Reserve		
Balance at January 1	$1,704	$1,551
Charge-offs:		
Commercial and other loans	0	0
Real estate	0	0
Installment/consumer	101	182
Total Charge-offs	$101	$182
Recoveries:		
Commercial and other loans	$0	$0
Real estate	0	0
Installment/consumer	16	14
Total Recoveries	$16	$14
Net charge-offs (recoveries)	85	168
Additions charged to operations *	448	321
Loan Loss Reserve		
Balance at December 31	$2,067	$1,704
Ratio of net charge-offs		
to average loans outstanding:	0.05%	0.11%

*The amount charged to operations and the related balance in the allowance for loan losses is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors including, but not limited to, general economic conditions, loan portfolio composition, prior loan loss experience, amounts and timing of future cash flows, and management's estimate of future potential losses.

Deposits

The average daily amount of deposits and rates paid on such deposits is summarized for the periods indicated in the following table:

	Averages Year Ended December 31			
	2003		2002	
	Amount	Rate	Amount	Rate
	(thousands of dollars)			
Domestic bank offices:				
Non-interest-bearing demand deposits	$24,760	0%	$22,994	0%
Interest-bearing demand Deposits	$36,960	0.52%	$29,505	.56%
Savings deposits	63,031	.92%	55,207	1.36%
Time deposits	67,207	2.96%	63,272	3.66%
Total	$191,958	1.44%	$170,978	1.89%

Return on Average Equity and Average Assets

The following table shows operating and capital ratios of the Bank for each of the last three years.

	Year Ended December 31		
	2003	2002	2001
Return on average assets	.91%	1.18%	.92%
Return on average equity	10.2%	13.6%	11.7%
Dividend pay out ratio	0.00%	0.00%	0.00%
Average equity to average assets ratio	8.95%	8.74%	7.88%

Short-Term Borrowings

The following table shows the distribution of the Bank's short-term borrowings and the weighted average interest rates thereon at the end of each of the last three years. Also provided are the maximum amount of borrowings and the average amounts outstanding as well as weighted average interest rates for the last three years.

	Over Night Funds Purchased & Securities Sold Under Agreements to Repurchase*	Commercial Paper	Other Short-Term Borrowings
		(thousands of dollars)	
Balance at December 31:			
2003	$11,301	$0	$9,500
2002	$15,811	$0	$4,500
2001	$12,966	$0	$5,000
Weighted average interest rate at year-end:			
2003	.94%	0.00%	3.49%
2002	1.07%	0.00%	4.19%
2001	1.85%	0.00%	5.93%
Maximum amount outstanding at any month's end:			
2003	$19,730	$0	$10,000
2002	$21,295	$0	$13,750
2001	$12,966	$0	$5,000
Average amount outstanding during the year:			
2003	$16,235	$0	$5,734
2002	$17,117	$0	$6,334
2001	$8,342	$0	$5,000
Weighted average interest rate during the year:			
2003	.97%	0.00%	3.87%
2002	1.47%	0.00%	4.89%
2001	3.45%	0.00%	5.93%

*Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days of the transaction date.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to focus on information about the Company and its Bank subsidiary's financial condition and results of operations which is not otherwise apparent from the financial statements included in this annual report. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

FORWARD LOOKING STATEMENTS

Statements contained in this portion of the Company's annual report may be forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of such words as "intend," "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Such forward-looking statements are based on current expectations, but may differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. Other factors which could have a material adverse effect on the operations of the Company and its subsidiaries which include, but are not limited to, changes in interest rates, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Bank's market area, changes in relevant accounting principles and guidelines and other factors over which management has no control. The forward-looking statements are made as of the date of this report, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Financial Condition

The Bank (the Company's only subsidiary) functions as a financial intermediary, and as such, its financial condition should be examined in terms of trends in its sources and uses of funds. The following comparison of average balances indicates how the Bank has managed its sources and uses of funds. Comments in this section relate to annual average amounts, not year-end amounts. Average balances are the average of the monthly averages:

Sources and Uses of Funds Trends

	2003			2002			2001
	Average Balance	Amount Change	% Change	Average Balance	Amount Change	% Change	Average Balance
			(thousands of dollars)				
Funding uses:							
Loans	$169,677	$15,439	10.0%	$154,238	$13,307	9.4%	$140,931
Taxable investment securities	32,650	1,548	5.0%	31,102	597	2.0%	30,505
Tax-exempt investment securities	10,122	1,495	17.3%	8,627	(237)	(2.8%)	8,864
Federal funds sold & Interest bearing bank balances	8,866	2,254	34.1%	6,612	(3,287)	(33.2%)	9,899
Total uses	$221,315	$20,736	10.3%	$200,579	$10,380	5.5%	$190,199
Funding sources:							
Demand deposits:							
Non-interest-bearing	$24,760	$1,766	7.7%	$22,994	$736	3.3%	$22,258
Interest-bearing	36,960	7,455	25.3%	29,505	6,205	26.6%	23,300
Savings Deposits	63,031	7,824	14.2%	55,207	1,936	3.6%	53,271
Time deposits	67,207	3,935	6.2%	63,272	(9,524)	(13.1%)	72,796
Federal funds purchased and other borrowings	5,984	(362)	(5.7%)	6,346	910	16.7%	5,436
Repurchase agreements	15,985	(1,146)	(6.7%)	17,131	8,789	105.4%	8,342
Other	7,388	1,264	20.6%	6,124	1,328	27.7%	4,796
Total sources	$221,315	$20,736	10.3%	$200,579	$10,380	5.5%	$190,199

The Bank uses its funds primarily to support its lending activities. Average loans increased by $15,039,000 or 9.8% in 2003 after increasing by $13,307,000 or 9.4% in 2002. The increase was largely the result of continued emphasis on lending by Bank management and continued economic conditions in the local market.

Average taxable bond investments, another use of funds, increased by $1,548,000 or 5.0% in 2003 and are used to provide liquidity for the Bank, while tax-exempt bond investments decreased by $1,495,000 or 17.3% and provide enhanced yield due to their special income tax treatment..

The Bank's increase in earning assets from 2002 to 2003 was funded by increased deposits. The Bank sought to grow its loan portfolio in 2003, and to fund this growth, it sought deposits in the local market place. Although deposit growth was from all types of deposits, the Bank showed the greatest absolute growth in NOW and money market accounts.

Liquidity and Interest Rate Sensitivity Management

The primary function of asset/liability management is to assure adequate liquidity and maintain an appropriate balance between interest-sensitive earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Marketable investment securities, particularly those of shorter maturities, are a principal source of asset liquidity. Securities maturing or expected to be called within one year or less amounted to $4,945,000 at December 31, 2003 representing 11% of the investment securities portfolio, a decrease from the 2002 amount of $13,227,000. This is due to the Bank making an effort to shorten its average bond maturity while rates are low. Shortening the maturity of the portfolio will have the effect of not locking in investment rates while rates are low.

The Bank moderates its liquidity needs by maintaining short term borrowing lines with several regional banks. At year-end, the Bank had lines of credit established with other banking institutions totaling $105,000,000.

Brokered deposits are deposit instruments, such as certificates of deposit, bank investment contracts and certain municipal investment contracts that are issued through brokers who then offer and/or sell these deposit instruments to one or more investors. The Bank does not currently purchase or sell brokered deposits.

Maturities of time certificates of deposit and other time deposits of $100,000 or more, outstanding at December 31, 2003, are summarized as follows:

	Time Deposits (thousands of dollars)
3 months or less	$7,601
Over 3 through 12 months	9,635
Over 12 through 36 months	13,570
Over 36 months	770
Total	$31,576

Interest rate sensitivity varies with different types of interest earning assets and interest-bearing liabilities. Overnight federal funds, on which rates change daily, and loans, which are tied to the prime rate, differ considerably from long-term investment securities and fixed-rate loans. Similarly, time deposits over $100,000 and money market accounts are much more interest rate sensitive than passbook savings accounts. The shorter term interest rate sensitivities are key to measuring the interest sensitivity gap, or excess interest-sensitive earning assets over interest-bearing liabilities.

The following table shows the interest sensitivity gaps for four different time intervals as of December 31, 2003. For the first year, interest-sensitive assets exceed liabilities by $30,986,000. Over the following two years, liabilities re-price faster than assets. The excess of interest-bearing liabilities over interest-earning assets for the one-to-three year period is primarily related to the longer maturities of CD's and NOW and MMA accounts that are regarded as much less rate sensitive.

	As of December 31 (thousands of dollars)			
	0-90 Days	91-365 Days	1-3 Years	Over 3 Years
Interest-sensitive assets	$83,201	$62,357	$64,702	$50,704
Interest-sensitive liabilities	52,215	38,315	125,624	4,983
Interest sensitivity gap	30,986	24,042	(60,921)	45,721
Cumulative gap	$30,986	$55,028	($5,893)	$39,828

The primary interest sensitive assets and liabilities in the one-year maturity range are loans and time deposits. Trying to minimize this gap while maintaining earnings is a continual challenge in a changing interest rate environment and one of the objectives of the Bank's asset/liability management strategy. Management has adopted a philosophy of balancing assets and liabilities over a three-year period, which it has accomplished. Management feels that the rate rewards of being balanced over a three-year period more than offset the risk of being modestly unbalanced over the short term.

Capital Resources

The Bank maintains a strong capital base to take advantage of business opportunities while ensuring that it has resources to absorb the risks inherent in the business.

In January 1989, the Federal Reserve Board released new standards for measuring capital adequacy for U.S. banking organizations. In general, the standards require banks and bank holding companies to maintain capital based on "risk-adjusted" assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks are required to maintain capital to support, on a "risk-adjusted" basis, certain off-balance-sheet activities such as loan commitments.

The Federal Reserve Board standards classify capital into two tiers, referred to as Tier 1 and Tier 2. For the Bank, Tier 1 capital consists of common shareholders' equity. Tier 2 capital consists of allowance for loan and lease losses. All banks must maintain a minimum leverage ratio of Tier 1 capital to total assets of 3%. To be considered adequately capitalized, banks are required to meet a minimum ratio of 8% of qualifying total Tier 1 and Tier 2 capital to risk-adjusted total assets and at least 4% ratio of Tier 1 capital to total assets. The Bank had corresponding ratios of 11.5% and 8.3% at year-end. Capital that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital.

The table below illustrates the Bank's regulatory capital ratios at December 31

	2003	2002
	(thousands of dollars)	
Tier 1 Capital	$21,481	$19,395
Tier 2 Capital	$2,067	$1,704
Total Qualifying Capital	$23,548	$21,099
Risk Adjusted Total Assets		
(including off-balance exposures)	$204,529	$156,636
Tier 1 Risk-Based Capital Ratio	10.5%	12.4%
Total Risk-Based Capital Ratio	11.5%	13.5%
Leverage Ratio	8.3%	8.8%

At December 31, 2003, there were no commitments for expenditures that would impact the capital of the Bank or the Company.

Relationship Between Significant Financial Ratios

The following table illustrates this relationship where the percent return on equity times the percent of earnings retained equals the internal capital growth percentage:

	2003	2002	2001
Return on average equity	10.2%	13.6%	11.7%
Earnings retained	100%	100%	100%
Internal capital growth	11.1%	15.1%	12.8%

From a level of 8.0% in 1998, the rate of internal capital growth has increased to 12.8% in 2001, 15.1% in 2002 and 11.1% in 2003. This increasing growth rate is directly related to the increasing profitability of the Bank.

To maintain adequate capital, the Bank and the Company will continue their efforts to maintain its level of earnings and will give appropriate consideration to capital needs for expansion and growth before determining annual dividend pay out to the Company or to shareholders.

Results of Operations

The Company's net income for 2003 was $2,151,000, a decrease of 15% from 2002 earnings of $2,534,000 but up 15% from 2001 earnings of $1,877,000. On a per share basis, net income for the similar periods were $1.08, $1.31 and $.98 after retroactively adjusting for annual 5% stock dividends.

Income improved significantly from 2001 to 2003, despite the growth in overhead due to the opening of a branch and an investment sales subsidiary of the Bank and expansion of the Trust Department. However, 2003 income was impacted by low interest rates and the proliferation of refinancing in the real estate markets. The overhead associated with the replacement of refinanced loans and with the growth of the bank impacted the bank's net profits. However, many of these expenses are non-recurring and the overhead associated with the loan portfolio is expected to return to more normal levels in 2004. Net interest income was up by $242,000 for 2003 over 2002. These increased revenues were offset by increased loan loss reserve expenses of $126,000 due to loan portfolio growth. Most of this growth and corresponding expense occurred in the fourth quarter and accordingly was too late in the year to significantly contribute to increased net interest income.

Net interest income is the major component of the Bank's earning capacity. It represents the difference or spread between interest income on earning assets (primarily loans, investment securities and Federal funds sold) and interest expense on interest-bearing liabilities (primarily deposits). The spread is considered positive when interest-earning assets exceed interest-paying liabilities. Net interest income is also affected by changes in interest rates earned and interest rates paid, and by changes in the volume of interest-earning assets and interest-bearing liabilities.

To the extent possible, the Bank follows a strategy intended to insulate the Bank's interest rate spread from adverse changes in interest rates by maintaining spreads through the adjustability of its earning assets and interest-bearing liabilities. At December 31, 2003, approximately 60% of the loan portfolio was repriceable or expected to repay within one year.

Results of operations can be measured by various ratio analyses. Two widely recognized performance indicators are return on equity and return on assets. The Bank's return on average equity was 10.2% in 2003, down from 13.6% in 2002, and 11.7% in 2001. The Bank's returns on average assets (ROAA) were .92% in 2001 and 1.18% in 2002 to .91% in 2003. In 1995, the Board of Directors adopted a strategy of growth for the Bank knowing that the increased overhead would impact the Bank's earnings for several years. The strategy anticipated that increased revenues would eventually offset the substantial increase in overhead resulting from branch openings. This in fact happened in 1997 through 1999. With the slower growth in overhead expenses, earnings improved during those years. With the opening of the new branch in 2000, some of the overhead efficiencies were lost, but were regained in 2001 and 2002. Early in 2003, the bank increased staffing in both the financial product sales staff and in the loan production area. By the fourth quarter of 2003, both areas began showing significant increases in business which will result in future income to the bank.

LOANS

Loan Portfolio

The following table shows the Bank's loans distribution at the end of each of the last two years.

	December 31, 2003	December 31, 2002
	(Thousand of dollars)	
Domestic Loans:		
Commercial and Other	$9,684	$10,500
Real estate-construction	10,815	2,509
Real estate - Residential	82,202	59,303
Real estate - Other	99,489	80,454
Installment/Consumer	3,236	4,153
Non-accrual	1,317	1,611
Total domestic loans	$206,743	$158,530

Real estate mortgage loans at year-end 2003 and 2002 comprised the greatest percentage of total loans. Commercial non-real estate and consumer loans were approximately 5% and 2% respectively at the year-end 2003.

The growth in loans outstanding at year-end 2003 was the result of an initiative by management to grow the loan portfolio.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's methodology to determine the adequacy of the allowance considers specific credit reviews, past loan loss experience, current economic conditions and trends, and the volume, growth and composition of the loan portfolio.

Each credit on the Bank's internal loan "watch list" is evaluated periodically to estimate potential losses. In addition, minimum estimates for each category of watch list credits also are provided based on management's judgment of past loan loss experience and other factors. The total of reserves resulting from this analysis is "allocated" reserves. The amounts specifically provided for individual loans and pools of loans are supplemented by an unallocated amount for loan losses. This unallocated amount is determined based on judgments regarding risk of error in the specific allocation, other potential exposure in the loan portfolio, economic conditions and trends, amounts and timing of future cash flows, and other factors.

Composition of Allowance for Loan Losses

This table shows an allocation of the allowance for loan losses as of the last two year-ends:

	December 31, 2003		December 31, 2002	
	Amount	Percent of Loans in each category to Total Loans	Amount	Percent of Loans in each category to Total Loans
	(thousands of dollars)			
Commercial, Commercial RE, Construction & Agricultural	$753	63%	$241	63%
Real estate-residential	$548	32%	$106	32%
Consumer	$54	4%	$12	4%
Special allocations	$7	1%	$136	1%
Unallocated	$705	0%	$1,209	0%
Total	$2,067	100%	$1,704	100%

The above allocation is based on estimates and subjective judgments and is not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.

In 2003 the allowance for loan losses approximates 1.00% of loans, down slightly from 1.07% in 2002. The allowance for loan losses is changed when management determines that the prospects of recovery of the principal or interest of a loan or lease are doubtful. Subsequent recoveries, if any, are credited to the allowance. Real estate mortgage loans are written down to fair value upon the earlier receipt of a deed in lieu of foreclosure, upon completion of foreclosure proceedings, or upon in-substance foreclosure. Commercial and other loan charge-offs are made based on management's on-going evaluation of non-performing loans. At year-end, the Bank had no "impaired" loans under SFAS 114, which became effective on January 1, 1995.

Non-performing Assets

Non-performing assets include non-accrual, accruing loans past due 90 days or more, and other real estate, which includes foreclosures, deeds in lieu of foreclosure and in-substance foreclosures. A loan is classified as an in-substance foreclosure when the borrower has little or no equity in the collateral and the Bank can reasonably expect proceeds for repayment only from the operation or sale of the collateral.

A loan generally is classified as non-accrual when full collection of principal or interest is doubtful or a loan becomes 90 days past due as to principal or interest. Unless management determines that the estimated net realizable value of the collateral is greater than the unpaid principal and interest, interest accrual is discontinued. Unpaid interest previously credited to income in the current year is reserved; and unpaid interest accrued in prior years is charged to the allowance for loan losses. A non-performing loan is returned to performing status when the loan is brought current and has performed in accordance with contract terms for a period of time.

Distribution of Non-performing Assets

	December 31	
	2003	2002
	(thousands of Dollars)	
Commercial, Commercial RE, & Construction	$1,317	$1,611
Residential RE	0	0
Installment/Consumer	0	0
Total non-performing loans	$1,317	$1,611
Other real estate owned	$0	$0
Other Assets	$0	$16
Debt Security	$0	$0
Total non-performing assets	$1,317	$1,627
Non-performing loans to year-end loans	.64%	1.02%
Non-performing assets to year-end loans and other real estate owned	.64%	1.03%

Management continually reviews any non-performing assets and any uncollectible portions of the asset have been charged off. When the Bank has non-performing assets, management strives to assure that the amounts reflected on the books fairly represent the net realizable value of that asset. However, the time required to liquidate the asset is undeterminable due to the time required to proceed through the court systems and the time required to market the collateral.

At year-ends 2003 and 2002, there was $1,317,000 and $1,611,000 non-accrual loans respectively, and consequently there was $8,600 additional interest income that would have been recorded had the loans been accruing interest.

At December 31, 2003, the Bank had no loans, which were not included in the 90 day past due or non-accrual categories, where the borrowers are currently experiencing or have recently experienced financial difficulties but are current on their payments. This is down from $894,000 at December 31, 2002.

At December 31, 2003, the Bank had no commitments to lend additional funds with respect to non-performing loans.

In evaluating loan portfolio risk, management believes that any significant future increases in non-performing loans are dependent to a large extent on the economic environment. In a deteriorating or uncertain economy, management applies more conservative assumptions when assessing the future prospects of borrowers and when estimating collateral values. This may result in a higher number of loans being classified as non-performing.

Income Taxes

The Company's effective tax rate was 34% in 2003 which is down from 35% in 2002. The effective rate is lower than the statutory rate primarily due to certain tax-exempt interest income.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Bank's ability to react to changes in interest rates. As discussed previously, management is attempting to maintain an essentially balanced position between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

Off Balance Sheet Arrangements

At December 31, 2003 and 2002, the Bank had commitments to originate and disperse on loans of approximately $34,566,000 and $19,758,000 respectively. Substantially all of both years' figures include commitments to originate construction real estate loans and pre-approved commercial lines of credit. The Bank expects that all of the commitments at December 31, 2003 will be exercised within the current year. In addition, at December 31, 2003 and 2002, the Bank had in place letters of credit of approximately $1,895,000 and $1,337,000, respectively. The Bank does not expect that any of the standby letters of credit in place at December 31, 2003 will be exercised within the current year. The Bank had no commitments to purchase loans at December 31, 2003 and 2002.

Governance

The Company's audit committee is comprised of members of the Board of Directors excluding officers and certain other board members, who by definition, could have conflicts of interest. The members of the audit committee all have varying levels of financial expertise, but none meet the regulatory definition of financial expert. The Company currently has no board member who qualifies as a "financial expert" that is eligible to serve on the audit committee. As the holding company for a community bank, the Company has chosen not to seek out board members solely for the purpose of filling this role but rather sought board members who are leaders in the community and/or hold significant investment in the Company. When the board considers the nomination of new members, consideration will be given to filling the role of financial expert.

During the 4th Quarter of the year, the Board of Directors of the Company and the Bank adopted a Code of Ethics and Business Conduct applicable to the members of the Board of Directors and the officers of the Company and the Bank. The Chief Executive Officer, Chief Financial Officer and other senior financial officers of the Company and the Bank, specifically are subject to the Code. A copy of the Code may be obtained, at no cost, by contacting Angela O'Reilly, Corporate Secretary.

Also, during the year, the Board of Directors amended the bylaws of the Company eliminating the classified board system, thus changing the term of service for the directors from three years to only one year. The previous bylaw read as follows:

Section 4. Term of Office. The Board of Directors shall be divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year; and at the annual meeting of shareholders in 1999, directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting; directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting; and directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting. Thereafter, at each annual meeting of shareholders, the successors to the class of directors whose terms shall then expire, shall be elected to hold office until the third succeeding annual meeting after such election and until their successors are elected and qualified. When the number of directors is changed, the newly established directorships shall be apportioned among the classes so as to make all classes as nearly equal in number as possible.

The amended bylaw reads as follows:

Section 4. Term of Office. Directors shall be elected at the annual meeting of shareholders and shall hold office until the annual meeting next succeeding their election and until their successors are elected and qualified.

A complete copy of the bylaws of the company is attached as Exhibit 3.2 to this document.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information required by this Item is incorporated herein by reference to the information set forth under the following captions contained in this Form 10-K:

(i) "Management's Discussion and Analysis of Financial Condition and Results of Operations"--Liquidity and Interest Rate Sensitivity Management.

(ii) PART II – Item 6. – "Selected Financial Data" – Investment Portfolio

(iii) PART II – Item 6. – "Selected Financial Data" – Loan Portfolio

(iv) PART II – Item 8. -- "Financial Statements and Supplementary Data."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements of the Company and the related notes thereto required by Subpart I have been included immediately following Item 14 in Part IV of this Annual Report.

Selected quarterly results of operations for the four quarters ended December 31 are as follows:
(thousands, except share amounts)

	2003				2002			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest Income	$3,354	$3,059	$3,103	$3,101	$3,218	$3,278	$3,304	$3,226
Interest Expense	856	732	768	790	890	967	951	986
Net Interest Income	2,498	2,327	2,335	2,311	2,328	2,311	2,353	2,240
Provision for Loan Losses	276	108	18	46	86	46	89	100
Earnings before Income Taxes	646	759	906	960	1,084	1,049	1,105	1,020
Net Earnings	429	501	598	623	653	655	661	602
Basic Earnings per Common Share	0.22	0.25	0.30	0.31	0.35	0.36	0.36	0.33
Diluted Earnings per Common Share	0.20	0.23	0.28	0.29	0.33	0.33	0.33	0.30
Cash Dividends per Common Share	0	0	0	0	0	0	0	0
Market Price Range[1]								
High	23.40	21.90	22.05	23.33	20.00	18.57	17.23	14.60
Low	20.33	18.67	20.18	19.02	17.42	15.48	14.51	12.70

1. All per share information is presented to reflect all stock dividends and stock splits including the 5% stock dividends declared for shareholders of record August 31, 2002 and 2003.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Since July 18, 1986 (the date of inception of the Bank, the Company's subsidiary), neither the Bank nor the Company have had any disagreements with its independent certified public accountants regarding accounting and financial disclosure and there has been no change in accounting firms since 1994. The accounting firm of Christopher, Smith, Leonard, Bristow, Stanell, and Wells, P.A. is currently employed by the Company to perform its annual audit and its opinion on the financial statement is included in this annual report.

ITEM 9A. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no significant changes made in the Company's internal controls or in other factors that could significantly affect these internal controls subsequent to the date of the evaluation performed by the Company's Chief Executive Officer and Chief Financial Officer.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

A. Directors

The information required by Item 10 pertaining to directors of the Company is incorporated herein by reference to the sections entitled "Election of Directors", "Committees of the Board of Directors and Certain Meetings" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive proxy statement of the Company of the Bank for its 2004 Annual Meeting of Shareholders, pages three through five. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the Company's fiscal year ended December 31, 2003 at the time it is mailed to the shareholders.

B. Executive Officers

With respect to Francis I. duPont, III, the Chairman of the Board and Chief Executive Officer of the Company, and Glen W. Fausset, President of the Company, who are also directors of the Company, and Thomas Moseley, Executive Vice President of the Bank, the information required by Item 10 pertaining to the Company's executive officers is incorporated herein by reference to the section entitled "Election of Directors" in the definitive proxy statement of the Company of the Bank for its 2004 Annual Meeting of Shareholders, pages three and four, which will be filed with the Securities and Exchange Commission within 120 days of the end of the Bank's fiscal year ended December 31, 2003 at the time it is mailed to the shareholders.

There are no other executive officers of the Company. The executive officers of the Company are elected by the Board of Directors and serve at the pleasure of the Board.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 pertaining to executive compensation is incorporated herein by reference to the sections entitled "Executive Compensation," and "Compensation Pursuant to Plans" in the definitive proxy statement of the Company of the Bank for its 2004 Annual Meeting of Shareholders, pages seven through nine, which will be filed with the Securities and Exchange Commission 120 days of the end of the Company's fiscal year ended December 31, 2003 at the time it is mailed to the shareholders.

Change of Control Agreements

In 1997, the Board of Directors of the Bank entered into "Agreements" with Messrs. duPont and Fausset providing for compensation to them in the event of a change of the controlling interest of the Bank or dismissal without cause. This Company joined in these agreements in 2000. The agreements provide for the payment of three times base compensation upon a change of control of the Bank or the Company or a dismissal without cause.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 pertaining to the security ownership of certain beneficial owners and management is incorporated herein by reference to the sections entitled "Election of Directors" and "Stock Ownership of Certain Beneficial Owners and Management" in the definitive proxy statement of the Company for its

2004 Annual Meeting of Shareholders, pages two through four, which will be filed with the Securities and Exchange Commission within 120 days of the end of the Company's fiscal year ended December 31, 2003 at the time it is mailed to the shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 pertaining to certain relationships and related transactions is incorporated herein by reference to the section entitled "Certain Relationships and Related Transactions" in the definitive proxy statement of the Company of the Bank for its 2004 Annual Meeting of Shareholders, pages six and seven, which will be filed with the Securities and Exchange Commission within 120 days of the end of the Company's fiscal year ended December 31, 2003 at the time it is mailed to the shareholders.

ITEM 14. **PRINCIPAL ACCOUNTANT FEES AND SERVICES** The information required by Item 14 pertaining to Principal Accountant Fees and Services is incorporated herein by reference to the section entitled "Information Concerning Independent Accountants" in the definitive proxy statement of the Company of the Bank for its 2004 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission 120 days of the end of the Company's fiscal year ended December 31, 2003 at the time it is mailed to the shareholders.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this Annual Report on Form 10-K:

(1) Financial Statements and Schedules

(2) All Schedules have been included as an exhibit to this Annual Report on Form 10-K or the information is included elsewhere in the financial statements or notes thereto.

(3) The exhibits required to be filed herewith are listed on the "Exhibits Index" on the following page

(b) Reports on form 8-K

During the last quarter of the fiscal year ended December 31, 2003, the Company filed two Form 8-Ks as follows:

1. October 2, 2003 - Releasing the financial results for the Company for the Quarter ended September 30, 2003.
2. October 17, 2003 - Announcing the fact that the Company had executed a definitive agreement to acquire The Trust Company of Florida.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST NATIONAL BANCSHARE, INC.

March 18, 2004 (Date)	By: /s/ Glen W. Fausset Glen W. Fausset, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Francis I. duPont, III Francis I. duPont, III	Chairman of the Board and Chief Executive Officer	March 18, 2004
/s/ Glen W. Fausset Glen W. Fausset	President, Chief Financial Officer and Director	March 18, 2004
/s/ Robert C. Matejcek Robert C. Matejcek	Treasurer	March 18, 2004
/s/ Beverly Beall	Director	March 18, 2004
/s/ Robert G. Blalock Robert G. Blalock	Director	March 18, 2004
/s/ Allen J. Butler Allen J. Butler	Director	March 18, 2004
/s/ Rosemary R. Carlson Rosemary R. Carlson	Director	March 18, 2004
/s/ Sara Pappas, Ph. D.	Director	March 18, 2004
/s/ Raymond A. Weigel, III Raymond A. Weigel, III	Director	March 18, 2004
/s/ Irv Zamikoff, D.D.S. Irv Zamikoff, D.D.S.	Director	March 18, 2004
/s/ Dan C. Zoller Dan C. Zoller	Director	March 18, 2004

EXHIBIT INDEX

Exhibit Number	Description of Document
2[1]	Consolidation Agreement dated as of September 17, 1998, by and between First National Bank of Manatee and Manatee Interim Bank, National Association, joined in by First National Bancshares, Inc.
3.1[2]	Amended and Restated Articles of Incorporation of First National Bancshares, Inc.
3.2	Bylaws of First National Bancshares, Inc.
10[3]	Company's Incentive Stock Option Plan
11[4]	Statement regarding computation of per share earnings.
23	Consent of Christopher, Smith, Leonard, Bristow, Stanell, and Wells, P. A.
27	Financial Data Schedule (for SEC use only)
31.1 31.2	302 Certifications
32.1 32.2	906 Certifications Pursuant to 18 U.S.C. § 1350

1. Incorporated by reference as Appendix I included in the Company's S-4 Registration Statement, as filed with the Securities and Exchange Commission on July 31, 1998 (Registration No. 333-60283).

2. Incorporated by reference to the exhibits included in the Company's S-4 Registration Statement, as filed with the Securities and Exchange Commission on July 31, 1998 (Registration No. 333-60283).

3. Incorporated by reference to the summary of principal terms included in the Company's Proxy Statement for the 2000 Meeting of Shareholders, as filed with the Securities and Exchange Commission on March 10, 2000.

4. Incorporated by reference to the Income Statement on page F-3 of the Consolidated Financial Statements of First National Bancshares, Inc., as contained in this Annual Report on Form 10-K.

Exhibit 3.2

BYLAWS
OF
FIRST NATIONAL BANCSHARES, INC.

AMENDED AS OF February 19, 2004

TABLE OF CONTENTS

ARTICLE I
Conduct of Corporate Business

The business of this Corporation shall be conducted in accordance with:

1. Applicable provisions of the law.
2. Its Articles of Incorporation and any and all amendments that may be made.
3. Rules and regulations, including these Bylaws and any amendments, that may be adopted by the Board of Directors.

ARTICLE II
Shareholders

Section 1. Powers and Duties. The shareholders of the Corporation shall have the following powers and duties:

a. To elect and remove directors.
b. All other powers and duties conferred upon the shareholders by the laws of the State of Florida.

Section 2. Method of Acting.

a. Meetings. Any action of the shareholders may be taken at an annual or special meeting as provided in these Bylaws.
b. Action by Shareholders Without a Meeting. Any action of the shareholders of the Corporation may be taken without a meeting provided a resolution or a consent in writing to the action in question is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such resolution or consent is filed among the records of the Corporation. In the event that the action to which the shareholders consent is such that would have required the filing of any certificate or document with the Department of State of the State of Florida under Chapter 607, Florida Statutes, or any other applicable law, the document or certificate shall state that written consent, pursuant to Section 607.0704, Florida Statutes, was given in lieu of meeting.
c. Action by Participation. Any action of the shareholders may be taken by which all participants are able to converse with one another, expressly including discussions by telephone, radio or other communications device. Physical presence of the participants at the same place is not necessary for shareholders to take action.

Section 3. Annual Meetings.

a. Date, Place and Time Held. Meetings of the shareholders of the Corporation shall be held annually within the first six months of each year, or at any other time permitted by the law, at such time and place as may be fixed by the Board of Directors.
b. Business to be Conducted. The annual meeting of the shareholders of the Corporation shall be held for the purpose of electing directors and for the transaction of such other business as may come before the meeting.

Section 4. Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors or by the holders of not less than a majority of all the shares entitled to vote at the meeting, upon the giving of notice as provided in Section 3, Article IX of these Bylaws.

Section 5. Adjourned Meetings. When a meeting is adjourned to another time and place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting was adjourned are announced at the meeting at which the ajournment is taken. If, however, after the adjournment, the Board fixes a new record date for the adjournment meeting, a notice of the adjourned meeting shall be given as provided in Section 3, Article IX of these Bylaws to each shareholder of record on the new record date entitled to vote at such meeting.

Section 6. Determination of Shareholders. For the purpose of determining the shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the following methods may be used:

a. Closing of Transfer Books. The Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting.

b. Fixing Record Date. The Board of Directors may fix in advance a date as the regular date for any such determination of shareholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

c. Mailing of Notice. In the event that the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, the date on which the notice of the meeting is mailed shall be the record date for the determination of shareholders.

d. Resolution Declaring Dividend. In the event that the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to receive payment of a dividend, the date on which the resolution by the Board of Directors declaring such dividend is adopted shall be the record date for the determination of shareholders.

Section 7. Record of Shareholders Having Voting Rights. The Corporation shall comply with the requirements of Section 607.0720, Florida Statutes, or any successor statute, regarding the compilation of a list of shareholders entitled to vote at any meeting.

Section 8. Quorum. A majority of the shareholders entitled to vote, represented in person, by participation as described in this Article, or by proxy, shall constitute a quorum at a meeting of shareholders.

Section 9. Voting.

a. Voting of Shares. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

(1) Election of Directors. At each election of directors, every shareholder entitled to vote in such election shall have the right to vote, in person or by proxy, the number of shares owned by him for one of the persons nominated to each position as a director to be elected at that time and for whose election he has a right to vote. All directors shall be elected to the Board of Directors by an affirmative vote of the holders of not less than a majority of all issued and outstanding shares of stock of the Corporation.

b. Voting of Shares by Certain Holders.

(1) Shares Standing in the Name of Another Corporation. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy as the Bylaws of such corporation may prescribe, or, in the absence of such provision, by such person as the Board of Directors of such corporation may designate. Proof of such designation may be made by presentation of a certified copy of the pertinent Bylaw provision or other instrument of the corporate shareholder. In the absence of any such designation or in case of conflicting designations by the corporate shareholder, the Chairman of the Board, the President, any Vice President, the Secretary, and the Treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

(2) Shares Held by an Administrator. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name.

(3) Shares Standing in the Name of a Trustee. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

(4) Shares Standing in the Name of a Receiver. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer of such shares into his name, if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

(5) Pledged Shares. A shareholder whose shares are pledged shall be entitled to vote such shares unless and until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.

Section 10. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or his duly authorized attorney-in-fact, may authorize another person or persons to act for him by proxy. Proxies shall be valid for only one meeting, to be specified therein, and any adjournment of such meeting. Proxies shall be voted whenever a vote is taken. Proxies which have been executed may be revoked by the attendance of the shareholder at the meeting in person, or by the execution and filing of a subsequent proxy. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration date of eleven months from the date thereof unless otherwise provided in the proxy.

a. Revocable Proxies. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided in this section. The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

b. Irrevocable Proxy. A proxy which states that it is irrevocable is irrevocable when it is held by any of the following or a nominee of any of the following.

(1) A pledgee.

(2) A person who has purchased or agreed to purchase the shares.

(3) A creditor or creditors of the Corporation who extend or continue credit to the Corporation in consideration of the proxy, if the proxy states that it was given in consideration of such extension or continuation of credit, the amount thereof, and the name of the person extending or continuing credit.

(4) A person who has contracted to perform services as an officer of the Corporation, if a proxy is required by the contract of employment and if the proxy states that it was given in consideration of such contract of employment and states the name of the employee and the period of employment contracted for.

(5) The person designated by or under an agreement under Section 607.0731 (1), Florida Statutes, relating to shareholders' agreements, or any successor statute.

c. Revocability of Irrevocable Proxies. Notwithstanding the provision in the proxy statement that it is irrevocable, the proxy becomes revocable after the pledge is redeemed, the debt of the Corporation is paid, the period of employment provided for in the contract of employment is terminated, or the agreement under Subsection 607.0731 (1), Florida Statutes, has terminated and, in a case provided for in Section 10b(3) or Section 10b(4) of this Article, becomes revocable three years after the date of the proxy or at the end of the period if any, specified therein, whichever period is less, unless the period of irrevocability is renewed from time to time by the execution of the new irrevocable proxy as provided in this section. This paragraph does not affect the duration of a proxy under Section 10a of this Article. A proxy may be revoked, notwithstanding the provision making it irrevocable, by a purchaser of shares without knowledge of the existence of such provision, unless the existence of the proxy and its irrevocability is noted conspicuously on the face or back of the certificate representing such shares.

d. Multiple Holders of Proxies for Same Shares. If a proxy for the same confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present, then that one may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

e. Substitution. If a proxy expressly provides, any proxy holder may appoint, in writing, a substitute to act in his place.

Section 11. Order of Business. The order of business at all meetings of the shareholders shall be as follows:

a. Roll call.

b. Proof of notice of meeting, or a waiver of notice.

c. Transaction of business.

d. Adjournment.

Section 12. Minutes of Meetings. The minutes of all meetings of the shareholders shall be reduced to writing and signed by the Secretary and Chairman of the Board. The minutes of a meeting need not state whether all participants were present in person, and a statement in the minutes that a meeting was held and that a quorum was present shall be conclusive as against any third party.

Section 13. Nominations for Director. Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the Corporation entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the Board of Directors of the Corporation, shall be made in writing and shall be delivered or mailed to the Chairman of the Board of Directors not less than 14 days and not more than 50 days prior to any meeting of shareholders called for the election of directors, provided, however, that if less than 21 days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the Chairman of the Board not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) a biographical description of each nominee, including his or her principal occupation and any previous banking experience; (c) the total number of shares of capital stock of the Corporation that is expected to be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the Corporation owned by the notifying shareholder. Nominations not made in accordance herewith may, in his discretion, be disregarded by the Chairman of the meeting, and upon his instructions, the vote tellers shall disregard all votes cast for any such nominee.

ARTICLE III
Board of Directors

Section 1. Powers and Duties. The Board of Directors of the Corporation shall have the power and duty to:

a. Direct the management of the business and affairs of the Corporation.

b. Fix the compensation of directors and officers of the Corporation.

c. Hold annual meetings and, in addition, such other regular and special meetings as the Board may deem appropriate or necessary.

d. Elect and remove officers.

e. Adopt such rules and regulations for the conduct of their meetings and the management of the Corporation as they may deem proper and which are not inconsistent with these Bylaws, the Articles of Incorporation, and applicable laws and regulations.

f. Designate committees of the Board.

g. Take any and all actions not prohibited by law.

Section 2. Number and Qualifications. The number of members of the Board of Directors shall be fixed by the Board of Directors provided, however, that the Board of Directors shall not consist of less than five members. Not less than a majority of the directors must, during their whole term of service, be citizens of the United States, and at least three-fifths of the directors must have resided in the State of Florida for at least one (1) year preceding their election and must be residents therein during their continuance in office.

Section 3. How Selected. Unless appointed to fill a vacancy, directors shall be elected at the annual meeting of shareholders or at a special meeting; provided that a majority of the full Board of Directors may, at any time during the year following the annual meeting of shareholders in which such action has been authorized, increase the number of directors of the Corporation by not more than two, and appoint persons to fill the resulting vacancies.

Section 4. Term of Office. Directors shall be elected at the annual meeting of shareholders and shall hold office until the annual meeting next succeeding their election and until their successors are elected and qualified.

Section 5. Oath of Office. Each director, upon assuming office, shall acknowledge that he will diligently and honestly administer the affairs of the Corporation and will not knowingly violate, or willfully permit to be violated, any of the provisions of the Florida Business Corporation Act.

Section 6. Method of Acting.

a. Meetings. Any action of the Board of Directors may be taken at an annual, regular or special meeting as provided in these Bylaws. The Board of Directors shall act by majority vote of its members unless otherwise provided in these Bylaws, the Articles of Incorporation, or any applicable law.

b. Action by Directors Without a Meeting. Any action required to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing setting forth the action so to be taken and signed by all of the directors or all of the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote.

c. Action by Participation. Any action which may be taken by the directors of the Corporation may be taken by any means by which all participants in the meeting are able to converse with one another and expressly includes discussions by conference telephone or similar communications equipment by means of which all persons participating can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 7. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 8. Annual Meetings.
a. Date, Place and Time Held. The annual meeting of the directors of the Corporation shall be held as soon as practicable after the annual meeting of the shareholders.
b. Business to be Conducted. The business to be conducted at each annual meeting of the Board of Directors shall be:

(1) The organization of the new Board of Directors.
(2) The election of officers.
(3) The transaction of any other business which may come before the meeting.

Section 9. Regular Meetings.
a. Date, Place and Time Held. Regular meetings of the Board of Directors shall be held at such time and at such place as the Board of Directors may decide from time to time.
b. Persons Calling the Meeting. Meetings of the Board of Directors may be called by the Chairman of the Board, by the president of the Corporation, or by a majority of the directors.
c. Business to be Conducted. The business to be conducted at the regular meetings of the Board of Directors shall be any business which the Board of Directors may deem necessary or appropriate in order to direct the management of the affairs and business of the Corporation.

Section 10. Special Meetings.
a. When Called. If no regular meetings of the Board of Directors are called as stated in Section 9 of this Article, then all meetings of the Board of Directors, other than annual meetings, shall be by special meetings. Special meetings may be called at any time.
b. Persons Calling Meeting. Special meetings of the Board of Directors may be called by the Chairman of the Board, by the president of the Corporation, or by a majority of the directors.
c. Business to be Conducted. The business to be conducted at any special meeting of the Board of Directors shall be any business which the Board of Directors deems necessary or appropriate in order to direct the management of the affairs and business of the Corporation. No action taken by the Board of Directors at any special meeting shall be ineffective or defective solely because it was not mentioned or described in the notice of the meeting.

Section 11. Adjourned Meetings. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

Section 12. Quorum. A majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. In the event a quorum is not present, a majority of the directors present may adjourn any meeting of the Board of Directors to another time and place as provided in Section 11 of this Article.

Section 13. Voting. At all meetings of the Board of Directors, each director shall have one (1) vote and the majority vote of the directors present shall prevail unless a greater number of votes is required by any applicable law, by the Corporation's Articles of Incorporation, or by these Bylaws.

Section 14. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase of the number of directors, may be filled by the affirmative vote of a majority of the remaining directors even though the number of the remaining directors may be less than a quorum of the Board of Directors. A director so elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

Section 15. Removal of Directors. Any one or more of the directors may be removed either with or without cause at any time by vote of shareholders at any special meeting called for such purpose. In such voting, a director(s) shall be removed upon the affirmative vote of the holders of 75 percent of the outstanding voting stock qualified to vote at a meeting for the election of Directors. A director may not be removed without such a meeting the notice for which shall specify the purpose for the meeting.

Section 16. Authority to Collect, Account For and Pay Over Taxes. Notwithstanding the generality of the powers and duties of the Board of Directors to direct the management of the business of this Corporation, neither the Board as a Board, nor an individual director as a director, shall have any authority to collect, account for or pay over any sums of money as taxes imposed upon the Corporation by any governmental authority, whether municipal, county, state or federal.

Section 17. Director and Officer Conflict of Interest. Contracts and transactions between the Corporation and one or more interested directors or officers shall not be void or voidable solely because of the involvement or vote of such interested persons as long as: (a) the contract or transaction is approved in good faith by the Board of Directors or appropriate committee by the affirmative votes of a majority of disinterested directors, even if the disinterested directors be less than a quorum, at a meeting of the Board or committee at which the material facts as to the interested person or persons and the contract or transaction are disclosed or known to the Board or committee prior to the vote; or (b) the contract or transaction is approved in good faith by the shareholders after the material facts as to the interested person or persons and the contract or transaction had been disclosed to them; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, committee, or shareholders; and (d) the requirements of all applicable laws and regulations are met. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or committee which authorizes the contract or transaction. For purposes of this section, an interested director or officer is one who is a party to a contract or transaction with the Corporation or who is an officer or director of, or has a financial interest in, another corporation, partnership or association which is a party to a contract or transaction with the Corporation.

Section 18. Committees.

a. Standing Committees. The following standing committees may be formed:

(1) Executive Committee.

b. Executive Committee.

(1) The Board of Directors may designate from among its members an executive committee of not less than three (3) nor more than seven (7) members, which shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

(a) Approve or recommend to shareholders actions or proposals required by law to be approved by shareholders;

(b) Designate candidates for the office of director, for purposes of proxy solicitation or otherwise;

(c) Fill vacancies on the Board of Directors or any committee thereof;

(d) Amend the Bylaws;

(e) Authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors;

(f) Authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of the series of a class of shares.

(2) The Board, by resolution adopted in accordance with subsection (1), may designate one or more directors as alternate members of any such committee who may act in the place and stead of any absent member or members at any meeting of such committee.

c. Other Committees. The Board of Directors or the Chairman of the Board may appoint other committees from time to time for such purposes and with such powers as the Board or Chairman may determine.

d. Term. The term of each standing committee and each additional committee appointed shall continue until the next annual meeting of shareholders following its appointment, at which time the existence of the committee shall automatically terminate unless the committee is reappointed at the annual meeting of directors held immediately thereafter; provided, however, that the existence of any committee may be terminated at any time by affirmative action of the Board.

e. Meetings. Each committee shall hold as many meetings as are necessary to continue or complete the performance of its duties.

f. Record of Meetings. Each committee shall keep or cause to be kept minutes of each meeting held, and each set of minutes shall include a description of all matters considered and all decisions, if any, made. The minutes of all meetings held since the time of the last preceding regular Board of Directors meeting shall be filed with the Chairman of the Board at or prior to the next regular board meeting and copies of the minutes shall be presented to the Board as part of the committee's report.

Section 19. Chairman. The Board of Directors shall elect a Chairman of the Board and a Vice Chairman of the Board at each annual meeting of directors and whenever vacancies in such offices occur. The powers and duties of the Chairman shall be as follows:

a. To preside at all meetings of shareholders and directors;

b. To exercise all powers and perform all duties assigned to him under these Bylaws or by the Board of Directors.

During the absence or inability of the Chairman to perform his duties or exercise his powers, the same shall be performed and exercised by the Vice Chairman; and when so acting, he shall have the powers and be subject to all responsibilities hereby given to or imposed upon the Chairman.

ARTICLE IV
OFFICERS

Section 1. Number. The officers of the Corporation shall be:

a. President.

b. One or more Vice Presidents.

c. Secretary.

d. Treasurer.

e. Such other officers as the Board of Directors may from time to time deem necessary for the proper conduct of the corporate business.

Section 2. Selection. All officers of the Corporation shall be elected by the Board of Directors at such time and in such manner as may be prescribed in these Bylaws.

Section 3. Term of Office. Each officer shall hold office until his successor is duly appointed or elected by the Board of Directors.

Section 4. Powers and Duties. The powers and duties of the officers of the Corporation shall be as follows:

a. President. Unless otherwise designated by the Board of Directors, the President shall be the Chief Executive Officer (i.e., the full-time managing officer of the Corporation) and, as such, shall have the following powers and duties:

(1) During any period of time that he is serving as Chief Executive Officer, he shall be a member of the Board of Directors.

(2) He may cause to be called special meetings of the shareholders and directors in accordance with these Bylaws.

(3) He shall appoint and remove, employ and discharge, and fix the compensation of all servants, agents, employees and clerks of the Corporation, other than the duly elected officers, subject to policies adopted by the Board of Directors.

(4) He shall sign and make all contracts and agreements in the name of the Corporation, and see that they are properly carried out.

(5) He shall see that the books, reports, statements, and certificates of the Corporation are properly kept, made, and filed according to law.

(6) He shall sign all certificates of stock, notes, drafts, or bills of exchange, warrants or other orders for the payment of money duly drawn by the treasurer.

(7) He shall enforce these Bylaws and perform all of the duties incident to the position and office, and which are required by law.

b. Vice Presidents. One or more Vice Presidents may be designated by that title or such additional title or titles as the Board of Directors may determine. The duties of the Vice Presidents shall be as follows:

During the absence and inability of the President to perform his duties or exercise his powers, as set forth in these Bylaws or in the acts under which this Corporation is organized, the same shall be performed and exercised by a Vice President (in such order of seniority as may be determined by the Board of Directors or, failing such determination, as may be designated by the Chairman of the Board); and when so acting, he shall have the powers and be subject to all responsibilities hereby given to or imposed upon the President. However, the Vice President shall not become a member of the Board of Directors unless elected by the Board of Directors. The Vice Presidents shall have such powers and perform such duties as usually pertain to their office or as are assigned to them by the President or the Board of Directors.

c. Secretary. The Secretary shall have such powers and perform such duties as are incident to the Office of Secretary of a Corporation or as are assigned to him by the President or the Board of Directors, including the following:

(1) He shall keep the resolutions, forms of written consent, minutes of the meetings of the Board of Directors and of the shareholders, and other official records of the Corporation in appropriate books.

(2) He shall give and serve all notices of the Corporation.

(3) He shall be custodian of the records and of the corporate seal, and affix the latter when required.

(4) He shall keep the stock and transfer books in the manner prescribed by law, so as to show at all times the amount of capital stock, the manner and the time the same was paid in, the names of the owners thereof, alphabetically arranged, their respective places of residences, their post offices addresses, the number of shares owned by each, the time at which each person became such owner, and the amount paid thereon; and keep such stock and transfer books open daily during the business hours and at the main office of the Corporation, subject to the inspection of such shareholders as are authorized to inspect the same, as provided in Article II, Section 1 of these Bylaws.

(5) He shall sign all certificates of stock.

(6) He shall present to the Board of Directors all communications addressed to him officially by the President or any officer or shareholder of the Corporation.

(7) He shall attend to all correspondence and perform all the duties incident to the Office of Secretary.

d. Treasurer. The Treasurer of the Corporation shall be responsible for the maintenance of accurate financial records and shall have such other powers and duties as are assigned to him by the President or the Board of Directors.

e. Other Officers. Other officers, if any, elected by the Board of Directors shall have such powers and duties as are assigned to them by the President or the Board of Directors.

Section 5. Two or More Positions Held by One Person. In the event that one person shall hold two or more offices of the Corporation, such person shall, when acting on behalf of the Corporation in his capacity as an officer of the Corporation, designate which capacity or capacities in which he is acting and upon doing so shall be deemed to act only in the capacity or capacities so designated.

Section 6. Bond. The Cashier and Treasurer shall, if required by the Board of Directors, give to the Corporation such security for the faithful discharge of the duties of such offices as the Board may direct.

Section 7. Vacancies, How Filled. All vacancies in any office shall be filled by the Board of Directors without undue delay in the manner set forth in these Bylaws for the election of officers.

Section 8. Compensation of Officers. The officers of the Corporation shall receive such salary or other compensation as may be determined by the Board of Directors.

Section 9. Removal of Officers. Any officer elected or appointed by the Board of Directors may be removed by majority vote of the Board whenever, in its judgement, the best interest of the Corporation will be served thereby.

Section 10. Reimbursement of Disallowed Expenses. Any payments made to an officer of the Corporation, such as salary, commission, bonus, interest, rent, or entertainment expense incurred by him, which are later determined for federal income tax purposes to be excessive in whole or in part and are disallowed as deductions from income, shall, at the option of the Board of Directors, be reimbursed by such officer to the Corporation to the full extent of such excess.

ARTICLE V
Corporate Seal

Section 1. Seal. The Corporation shall not have a corporate seal.

ARTICLE VI
Shares of Stock

Section 1. Description of Share Certificates. The certificates representing shares shall state upon their face:

a. The name of the Corporation;
b. That the Corporation is organized under the laws of the State of Florida;
c. The name of the person or persons to whom they are issued;
d. The number and class of shares and designation of series, if any;
e. The par value, if any.

Section 2. Issuance of Shares. All certificates issued shall be registered and numbered in the order in which they are issued. They shall be issued in consecutive order, and on the face of each share shall be entered the name of the person owning the shares represented by the certificate, the number of shares represented by the certificate, and the date of issuance of the certificate. Upon issuance, the certificate shall be signed by the President or a Vice President, and countersigned by the Secretary or an assistant secretary, and sealed with the seal of the Corporation. No certificate shall be issued for any share until such share is fully paid.

Section 3. Restricted Shares. Every certificate representing shares which are restricted as to the sale, disposition, or other transfer of shares shall state that such shares are restricted as to their transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of such restrictions.

Section 4. Transfer of Shares. The shares of the Corporation shall be assigned and transferable on the books of the Corporation only by the person in whose name it appears on said books, or his duly authorized legal representative. In case of transfer by an attorney, the power of attorney, duly executed and acknowledged, shall be deposited with the Secretary of the Corporation. In all cases of transfer, the former certificate must be surrendered and cancelled before a new certificate will be issued. No transfer shall be made upon the books of the Corporation while the transfer books of the Corporation are closed.

Section 5. Lost Certificates. In the event that a replacement of a lost certificate is requested, the Board of Directors shall have power to authorize the issuance of a duplicate certificate upon affidavit and satisfactory proof that the original has been lost, misplaced or destroyed, and upon the Corporation being satisfactorily indemnified against such loss.

ARTICLE VII
Dividends

Section 1. Declaration. The Board of Directors may by resolution or vote declare such dividends as are permitted pursuant to Florida law, and which are not otherwise prohibited by any other applicable law or regulation, whenever in their opinion the condition of the Corporation's affairs will render it expedient for such dividends to be declared; provided, however, that no such dividends shall be declared when the Corporation is insolvent, when such payment would render the Corporation insolvent, or when the declaration or payment thereof would be contrary to applicable laws or regulations or to any restrictions contained in the Articles of Incorporation.

Section 2. Types. The following types of dividends may be declared from time to time by the Board of Directors;

a. Dividends in cash or property; provided, however, that such dividends may be paid only out of the unreserved and unrestricted earned surplus of the Corporation.
b. Dividends in cash paid for out of current net profits or retained earnings in accordance with the provisions of Florida Statutes, or any successor statute.

c. Dividends paid in the Corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If the dividend is payable in its own shares having a par value, such shares shall be issued at not less than the par value, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend;

(2) If a dividend is payable in its own shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by a resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect to such shares, and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

d. No dividend payable in shares of any class shall be paid to the holders of the shares of any other class unless the Articles of Incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

ARTICLE VIII
Indemnification of Directors, Officers, Employees, and Agents

Section 1. Insurance. The Board of Directors of the Corporation, in its discretion, shall have authority on behalf of the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article. The provisions of the following sections of this Article for Indemnification of Directors, Officers, Employees, and Agents shall apply only in the event that no such insurance is in effect or, if such insurance is in effect, only to the extent that matters for which indemnification by the Corporation is permitted by such sections are not within the coverage of such insurance.

Section 2. Action Against a Party Because of Corporate Position. The Corporation shall indemnify each person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed claim, action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in the right of, the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, officer, employee, or agent of another corporation, a partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any claim, action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 3. Action by or in the Right of Corporation. The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed claim, action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such claim, action, or suit, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent that, the court in which such claim, action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 4. Reimbursement if Successful. To the extent that the director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any claim, action, suit, or proceeding referred to in Section 1 or Section 2 of this Article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, notwithstanding that he had not been successful (on the merits or otherwise) on any other claim, issue, or matter in any such claim, action, suit or proceeding.

Section 5. Authorization. Any indemnification under Section 1 or Section 2 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he met the applicable standard of conduct set forth in Section 1 or Section 2 hereof. Such determination shall be made:

a. By the Board of Directors by a majority vote of a quorum consisting of directors who are or were not parties to such action, suit or proceeding; or

b. If such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

c. By the shareholders by a majority vote of a quorum consisting of shareholders who are or were not parties to such action, suit or proceeding.

Section 6. Advance Reimbursement. Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, upon a preliminary determination, following one of the procedures set forth in Section 5 of this Article, that the director, officer, employee or agent met the applicable standard of conduct set forth in Section 1 or Section 2 hereof, or as authorized by the Board of Directors in the specific case and, in either event, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

Section 7. Further Indemnification. Indemnification as provided in this Article shall not be deemed exclusive. The Corporation shall make any other further indemnification of any of its directors, officers, employees or agents that may be authorized under any statute, rule or law, provision of Articles of Incorporation, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, except an indemnification against gross negligence or willful misconduct. Where such other provision provides broader rights of indemnification than these Bylaws, such other provision shall control.

Section 8. Continuing Right of Indemnification. Indemnification as provided in this Article shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 9. Limitation on Indemnity and Reimbursement. Notwithstanding any other provisions of this Article, in the event that the Board of Directors determines that the action giving rise to a claim for indemnity or expense reimbursement is the result of gross negligence or willful misconduct upon the part of the claimant, no such indemnity or expense reimbursement shall be provided by the Corporation.

ARTICLE IX
Miscellaneous

Section 1. Bills, Notes, etc. All bills payable, notes, checks or other negotiable instruments of the Corporation shall be made in the name of the Corporation, and shall be signed by such officer or officers as the Board of Directors shall direct. No officer or agent of the Corporation, either singly or jointly with others, shall have the power to make any bill payable, note, check, draft or warrant or other negotiable instrument, or endorse the same in the name of the Corporation, or contract or cause to be contracted any debt or liability in the name or on behalf of the Corporation, except as herein expressly provided.

Section 2. Amendments. These Bylaws may be altered, amended, or repealed by: (a) the action by unanimous written consent of the shareholders in lieu of a meeting; or (b) the action by unanimous written consent of the Board of Directors in lieu of a meeting; or (c) by an affirmative vote of a majority of the shareholders or directors at a regular meeting or at a special meeting called for that purpose.

Section 3. Notice.

a. Shareholders Meetings. Notice in writing of any annual or special meetings of shareholders shall be given to each shareholder of record, and shall contain the place, date and hour of the meeting, and in the case of a special meeting, a statement of the purpose or purposes for which the meeting is being called. Such notice shall be given at least ten (10) days but not more than sixty (60) days prior to any annual or special meeting to each shareholder of record at his address as it appears on the books of the Corporation. Notice of an action taken by written consent of shareholders shall be given to all shareholders who have not consented in writing, when an action by written consent has been taken as provided in Section 2 of Article II of these Bylaws.

b. Directors Meetings. Notice in writing of any meeting of the Board of Directors shall be given to each director, and shall contain the place, date, and hour of the meeting, and may state the purpose or purposes for which the meeting is being called. Such notice shall be given at least five (5) days before any meeting to each director at his address as it appears on the books of the Corporation.

c. Effective Time. All notices of meetings of shareholders and meetings of directors shall be given either by personal delivery or by mail or other written communication. Notice shall be considered to be delivered and becomes effective on the date the notice is personally delivered, or, if mailed, the date on which the notice was sent by prepaid United States mail, properly addressed to the party to receive it at the current address of such party as shown on the books of the Corporation.

Section 4. Waiver of Notice. Notice of any meeting of shareholders or any meeting of directors need not be given to any person entitled to notice who signs a waiver of notice either before or after the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting has not been lawfully called or convened.

CERTIFICATIONS* Exhibit 31.1

I, Francis I. duPont, III, certify that:

1. I have reviewed this annual report on Form 10-K of First National Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) [This paragraph intentionally left blank]

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation

   and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: March 25, 2004

/s/ *Francis I. duPont, III*
Title: Chief Executive Officer

CERTIFICATIONS* Exhibit 31.2

I, Glen W. Fausset, certify that:

1. I have reviewed this annual report on Form 10-K of First National Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) [This paragraph intentionally left blank]

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: March 25, 2004

/s/ *Glen W. Fausset*
Title: Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of First National Bancshares, Inc. (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on March 29, 2004 (the "Report"), I, Francis I. duPont, III, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Francis I. duPont, III

Francis I. duPont, III
Chief Executive Officer
March 26, 2004

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First National Bancshares, Inc. (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on March 29, 2004 (the "Report"), I, Glen W. Fausset, President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Glen W. Fausset

Glen W. Fausset
President and Chief Financial Officer
March 26, 2004

Christopher, Smith, Leonard,
Bristow, Stanell & Wells, P.A.
Certified Public Accountants

ACCOUNTANTS' CONSENT

The Board of Directors
First National Bancshares, Inc.
Bradenton, Florida

We consent to the use of our report dated January 23, 2004 relating to the consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003 of First National Bancshares, Inc., in the Annual Report for 2003 on Form 10-K of First National Bancshares, Inc.

Christopher, Smith, Leonard, Bristow, Stanell & Wells, P.A.

CHRISTOPHER, SMITH, LEONARD,
BRISTOW, STANELL & WELLS, P.A.

March 26, 2004

1001 Third Avenue West, Suite 700 • Bradenton, Florida 34205 • (941) 748-1040 / Fax (941) 749-7605 • www.cslcpa.com

FIRST NATIONAL BANCSHARES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

(INCLUDING WHOLLY OWNED SUBSIDIARY

1ST NATIONAL BANK & TRUST)

FIRST NATIONAL BANCSHARES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Christopher, Smith, Leonard,
Bristow, Stanell & Wells, P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
First National Bancshares, Inc.
Bradenton, Florida

We have audited the accompanying consolidated balance sheets of First National Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 2003, 2002, and 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and cash flows for the years ended December 31, 2003, 2002, and 2001, in conformity with accounting principles generally accepted in the United States of America.

Christopher, Smith, Leonard, Bristow, Stanell & Wells, P.A.

CHRISTOPHER, SMITH, LEONARD,
BRISTOW, STANELL & WELLS, P.A.

January 23, 2004

1001 Third Avenue West, Suite 700 • Bradenton, Florida 34205 • (941) 748-1040 / Fax (941) 749-7605 • www.cslcpa.com

FIRST NATIONAL BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,

ASSETS

	2003	2002
Cash and due from banks	$ 6,876,100	$ 7,995,306
Interest bearing deposits	8,411,798	5,453,621
Cash and cash equivalents	15,287,898	13,448,927
Investment securities:		
Available-for-sale (Market value of $47,113,292 and $41,780,691, respectively)	47,113,292	41,780,691
Loans	206,742,492	158,529,706
Less allowance for loan losses	(2,067,218)	(1,704,433)
Less deferred loan fees	(360,912)	(235,029)
	204,314,362	156,590,244
Bank premises and equipment, net	7,736,920	8,038,788
Accrued interest receivable	986,488	974,941
Deferred income taxes	73,700	-0-
Other assets	1,719,148	1,327,359
	10,516,256	10,341,088
TOTAL ASSETS	$ 277,231,808	$ 222,160,950

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Liabilities:		
Deposits:		
Non-interest bearing deposits	$ 32,991,151	$ 23,958,304
Interest bearing demand and NOW deposits	39,603,135	31,735,282
Money market deposits	52,013,084	40,688,494
Savings deposits	16,635,146	16,511,613
Time deposits	92,084,354	67,617,878
	233,326,870	180,511,571
Accrued interest payable	651,655	722,137
Accrued expenses and other liabilities	437,736	385,839
Deferred tax liability	-0-	234,100
Securities sold under agreements to repurchase	11,300,744	15,811,025
Federal funds purchased and other borrowed funds	9,500,000	4,500,000
	21,890,135	21,653,101
Total liabilities	255,217,005	202,164,672
Stockholders' equity:		
Common stock, .10 par value, 2,500,000 shares authorized: 1,994,740 and 1,846,721 shares issued and outstanding	199,474	184,672
Capital in excess of par value	16,208,888	13,888,297
Retained earnings	5,453,757	5,322,245
Accumulated other comprehensive income	152,684	601,064
Total stockholders' equity	22,014,803	19,996,278
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 277,231,808	$ 222,160,950

The accompanying notes are an integral part of these financial statements.

FIRST NATIONAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002	2001
Interest income:			
Interest and fees on loans	$ 10,932,938	$ 10,986,577	$ 11,680,719
Interest on investment securities:			
U.S. Treasury and Government agencies	1,167,666	1,494,945	1,653,617
State and political subdivisions - tax-exempt	376,869	387,064	395,360
Other	138,775	156,955	434,348
	1,683,310	2,038,964	2,483,325
Total interest income	12,616,248	13,025,541	14,164,044
Interest expense:			
Deposits	2,174,289	2,517,740	4,893,726
Time deposits of $100,000 or more	585,977	714,818	1,162,551
Short-term borrowings	383,906	562,404	589,682
Capital lease obligation	-0-	755	52,891
Total interest expense	3,144,172	3,795,717	6,698,850
Net interest income	9,472,076	9,229,824	7,465,194
Provision for loan and debit card losses	447,500	321,000	250,226
Net interest income after provision for loan losses	9,024,576	8,908,824	7,214,968
Other income:			
Service charges on deposit accounts	456,297	502,344	484,997
Investment securities gains (losses), net	87,055	-0-	(51,519)
Other real estate owned income (loss)	-0-	(2,230)	-0-
Trust fee income	621,169	556,319	575,267
Securities investment income	251,536	212,845	220,757
Other	451,825	377,842	286,922
Gain (loss) on sale of assets	(543)	(1,725)	330,300
Total other income	1,867,339	1,645,395	1,846,724

	2003	2002	2001
Other expenses:			
Salaries and employee benefits	$ 4,685,772	$ 3,964,447	$ 3,509,103
Occupancy	661,355	598,419	682,259
Legal, accounting and examination fees	267,426	209,685	222,926
FDIC assessment	27,997	28,897	30,928
Equipment	571,881	577,278	580,112
Stationery, printing and postage	156,469	160,069	167,873
Data processing	304,535	297,823	281,378
Directors' fees and Expenses	142,556	133,987	130,878
Advertising, Public Relations, and Donations	139,318	127,730	99,343
Other	664,105	573,559	504,453
Total other expenses	7,621,414	6,671,894	6,209,253
Income before income taxes	3,270,501	3,882,325	2,852,439
Provision for income taxes	1,119,600	1, 348,500	975,100
Net Income	$ 2,150,901	$ 2,533,825	$ 1,877,339
Per share data:			
Basic EPS	$ 1.08	$ 1.31	$ 0.98
Weighted average shares outstanding	1,988,807	1,931,895	1,923,271
Diluted EPS	$ 1.01	$ 1.21	$ 0.91
Adjusted weighted average	2,121,577	2,090,441	2,069,566

The accompanying notes are an integral part of these financial statements.

FIRST NATIONAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	COMMON STOCK		CAPITAL IN EXCESS OF PAR VALUE
	SHARES	AMOUNT	
Balance at December 31, 2000	1,656,940	$ 165,694	$ 10,924,550
Net income	-0-	-0-	-0-
Change in valuation allowance, net of income taxes of $286,877	-0-	-0-	-0-
Total comprehensive income	-0-	-0-	-0-
5% stock dividend	82,791	8,279	1,233,586
Exercise of stock options	9,048	905	60,770
Balance at December 31, 2001	1,748,779	$ 174,878	$12,218,906
Net income	-0-	$ -0-	$ -0-
Change in valuation allowance, net of income taxes of $201,679	-0-	-0-	-0-
Total comprehensive income	-0-	-0-	-0-
5% stock dividend	87,336	8,733	1,586,022
Exercise of stock options	10,606	1,061	83,369
Balance at December 31, 2002	1,846,721	$ 184,672	$ 13,888,297
Net income	-0-	-0-	-0-
Change in valuation allowance, net of income taxes of ($270,179)	-0-	-0-	-0-
Total comprehensive income	-0-	-0-	-0-
5% stock dividend	94,554	9,455	2,004,545
Exercise of stock options	53,465	5,347	316,046
Balance at December 31, 2003	1,994,740	$ 199,474	$ 16,208,888

RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
$ 3,757,257	$ (212,512)	$ 14,634,989
1,877,339	-0-	1,877,339
-0-	478,128	478,128
1,877,339	478,128	2,355,467
(1,246,620)	-0-	(4,755)
-0-	-0-	61,675
$ 4,387,976	$ 265,616	$17,047,376
$ 2,533,825	$ -0-	$ 2,533,825
-0-	335,448	335,448
2,533,825	335,448	2,869,273
(1,599,556)	-0-	(4,801)
-0-	-0-	84,430
$ 5,322,245	$ 601,064	$19,996,278
2,150,901	-0-	2,150,901
-0-	(448,380)	(448,380)
2,150,901	(448,380)	1,702,521
(2,019,389)	-0-	(5,389)
-0-	-0-	321,393
$ 5,453,757	$ 152,684	$22,014,803

The accompanying notes are an integral part of these financial statements.

FIRST NATIONAL BANCSHARES, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,150,901	$ 2,533,825	$ 1,877,339
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and leasehold amortization	524,098	547,053	539,226
Net amortization of premiums and accretion of discounts on investment securities	368,296	171,132	74,105
Amortization of deferred loan fees	125,883	143,975	31,528
Allowance for loan losses	362,785	153,606	177,911
Deferred income taxes	(37,600)	122,900	(109,800)
Investment securities (gains) losses realized	(87,055)	-0-	51,519
Loss (gain) on disposition of equipment	543	(1,725)	-0-
(Increase) decrease in accrued interest receivable	(11,547)	35,160	143,229
(Increase) decrease in other assets	(391,789)	404,230	(926,169)
(Decrease) in accrued interest payable	(70,482)	(145,159)	(663,210)
Increase (decrease) in accrued expenses and other liabilities	51,897	58,491	101,393
Net cash provided by operating activities	2,985,930	4,023,488	1,297,071
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales and maturities of investment securities	8,046,094	8,824,381	13,301,270
Purchase of investment securities, net	(14,073,009)	(12,291,341)	(8,669,128)
Loans originated, net of principal collections	(48,212,786)	(12,585,376)	(8,579,575)
Decrease other real estate owned	-0-	593,154	471,773
Purchase of bank premises and equipment	(222,777)	(3,111,540)	(830,063)
Proceeds from sale of fixed assets	-0-	11,870	525
Recoveries on loans charged off	15,890	14,485	10,427
Net cash (used in) investing activities	(54,446,588)	(18,544,367)	(4,294,771)

	2003	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in demand deposits and savings deposits	28,348,822	(285,093)	19,999,626
Net increase (decrease) in time deposits	24,466,476	4,947,826	(14,421,785)
Increase (decrease) in securities sold under agreements to repurchase	(4,510,281)	2,845,513	8,047,176
Increase (decrease) in federal funds purchased and other borrowed funds	5,000,000	(500,000)	-0-
Cash in lieu of fractional shares for stock dividend	(5,388)	(4,801)	(4,755)
Principal payments under capital lease obligations	-0-	(876)	(48,196)
Net cash provided by financing activities	53,299,629	7,002,569	13,572,066
Net increase (decrease) in cash and cash equivalents	1,838,971	(7,518,310)	10,574,366
Cash and cash equivalents at beginning of year	13,448,927	20,967,237	10,392,871
Cash and cash equivalents at end of year	$ 15,287,898	$ 13,448,927	$ 20,967,237
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash payments for interest	$ 3,214,654	$ 3,940,876	$ 7,362,060
Cash payments for income taxes	$ 1,044,060	$ 1,370,657	$ 733,216

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First National Bancshares, Inc. and its subsidiaries conform to generally accepted accounting principles and to general practice within the banking industry. Assets held in a fiduciary capacity by the trust and securities departments are not included in the financial statements. The following summarizes the more significant of these policies.

Nature of Operations – First National Bancshares, Inc. (Bancshares) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary 1st National Bank & Trust (the Bank). The Bank operates under a national bank charter and provides full banking services, including trust services. As a national bank, the Bank is subject to regulation of the office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation. The principal area served by 1st National Bank & Trust is Manatee County, Florida and services are provided at five offices.

Principles of Consolidation

The consolidated financial statements include the accounts of First National Bancshares, Inc. and its wholly owned subsidiary, 1st National Bank & Trust. All material intercompany transactions have been eliminated in consolidation.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Held-To-Maturity and Available-For-Sale - The Bank follows Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires the Bank to segregate its investment portfolio into trading, available-for-sale and held-to-maturity classifications. The Bank does not hold any equity securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at quoted market value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income within stockholders' equity. The Bank does not have a trading portfolio.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses and declines in value judged to be other than temporary is included in net investment securities gains. The cost of securities sold is based on the specific identification method.

Loans and Allowance for Loan Losses - Loans are stated at the amount of unpaid principal, reduced by deferred loan fees and an allowance for loan losses. Interest income is recognized using the simple interest method on daily balances of principal amounts outstanding.

Accrual of interest is discontinued on a loan (including a loan impaired under Statement of Financial Accounting Standards (SFAS) No. 114) when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. Classification of a loan as nonaccrual is not necessarily indicative of a potential loss of principal.

The allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that collectibility is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, the amounts and timing of future cash flows from impaired loans, and current economic conditions that may affect the borrowers' ability to pay.

The Bank follows Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan". Under the standard, allowance for loan losses related to loans that are identified for evaluation under SFAS No. 114 is based on discounted cash flows using the loan's initial effective interest rate on the fair value of the collateral for certain collateral dependent loans. At December 31, 2003 and 2002, there were no impaired loans under SFAS No. 114.

Loan Origination Fee Income - Non-refundable fees and costs associated with originating or acquiring loans are recognized over the lives of the related loans as adjustments to interest income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Bank Premises and Equipment - Bank premises and equipment owned, leasehold improvements, and assets held under capital lease are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are determined primarily on the straight-line method over the estimated useful lives of the assets, which range from three to twelve years for office furniture and equipment and twenty to thirty years for the Bank's building and leasehold improvements. Maintenance and repairs are charged to expense as incurred. Renewals and betterments, which materially increase the value of the property, are capitalized. When bank premises and equipment are sold, or otherwise disposed of, the cost and related depreciation or amortization are removed from the respective accounts and the respective gains and losses are included in earnings.

Other Real Estate Held for Resale - Other real estate includes foreclosed assets held for resale. After foreclosure, foreclosed assets are carried at the lower of fair value minus estimated costs to sell or cost. Cost at the time of foreclosure is the fair value of the asset foreclosed. If the fair value of the asset minus the estimated costs to sell the asset is less than the cost of the asset, the deficiency is recognized as a valuation allowance. Other real estate owned income (expense) consists of net carrying cost, legal fees, loss provisions and gains (losses) on sales of real estate. There was no other real estate held for resale at either December 31, 2003 or December 31, 2002.

Income Taxes - The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Fair Value of Financial Instruments - The following methods and assumptions were used by the Bank in estimating the fair value disclosure for financial instruments:

Cash and Federal Funds: Carrying amounts in the financial statements approximate fair values.

Investment securities: Fair values are based on quoted market prices, except in certain limited instances where pricing models are used.

Loans: For variable rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate and all other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans. The carrying value of accrued interest approximates its fair value.

Commitments: Fair values of commitments are based on quoted market prices.

Reclassifications - Certain amounts in the prior years' financial statements have been reclassified to conform to the 2003 presentation. These reclassifications are immaterial and have no effect on net income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value of Financial Instruments - Continued

Deposits: Fair value for non-interest bearing demand, NOW, money market and savings deposits are based on carrying value. Fair value for time certificate deposits is based on a discounted cash flow calculation using current interest rates for similar deposits.

Statements of Cash Flows - For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. The Bank maintains its due from banks and federal funds purchased or sold with correspondent banking relationships as determined by the Bank's board of directors. At December 31, 2003, the primary correspondent banks were Federal Home Loan Bank of Atlanta, Independent Bankers Bank of Florida, Bank of America, and SunTrust Bank of Atlanta.

Earnings Per Share - Earnings per share amounts are based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Basic EPS excludes all dilution. It is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if securities or options to issue common stock were exercised or converted into common stock. All differences between basic and diluted EPS were due to stock options.

Stock Options – At December 31, the Bank had incentive stock option plans, which are described more fully in Note 11. The Bank applies the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for those plans. Stock-based employee compensation expense is not reflected in net income as all options granted under those plans had an exercise price equal to market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation, to stock-based employee compensation.

	Year Ended December 31,		
	2003	2002	2001
Net income as reported	$ 2,150,901	$ 2,533,825	$ 1,877,339
Deduct: Total stock-based employee compensation expense determined under fair value methods	$ (121,600)	$ (123,300)	$ (118,600)
Pro forma net income	$ 2,029,301	$ 2,410,525	$ 1,758,739
Earnings per share:			
Basic – as reported	$ 1.08	$ 1.31	$ 0.98
Basic – proforma	$ 1.02	$ 1.25	$ 0.91
Diluted – as reported	$ 1.01	$ 1.21	$ 0.91
Diluted – pro forma	$ 0.96	$ 1.15	$ 0.85

NOTE 2 - INVESTMENT SECURITIES

Investment securities at December 31, 2003 are summarized as follows:

	AVAILABLE-FOR-SALE			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	APPROXIMATE MARKET VALUE
December 31, 2003				
U.S. Government agencies	$ 6,000,000	$ 100,000	$ (76,775)	$ 6,023,225
U.S. Government agencies – mortgage backed securities	31,359,530	165,423	(380,927)	31,144,026
State and political subdivisions	8,567,999	451,200	(14,238)	9,004,961
Total Debt Securities	45,927,529	716,623	(471,940)	46,172,212
Other	941,080	-0-	-0-	941,080
	$ 46,868,609	$ 716,623	$ (471,940)	$ 47,113,292

Investment securities at December 31, 2002 are summarized as follows:

	AVAILABLE-FOR-SALE			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	APPROXIMATE MARKET VALUE
December 31, 2002				
U.S. Government agencies	$ 7,506,749	$ 243,076	$ -0-	$ 7,749,825
U.S. Government agencies - mortgage backed securities	23,335,868	350,800	-0-	23,686,668
State and political subdivisions	8,915,750	369,367	-0-	9,285,117
Total Debt Securities	39,758,367	963,243	-0-	40,721,610
Other	1,059,081	-0-	-0-	1,059,081
	$ 40,817,448	$ 963,243	$ -0-	$ 41,780,691

NOTE 2 - INVESTMENT SECURITIES - CONTINUED

(MATURITIES, CALLS, SALES)

	Cost	Proceeds	Gain (Loss)
2003			
Available-for-sale:			
Gross gains on sale/call	$5,152,724	$5,245,851	$93,127
Gross loss on sale	601,315	595,243	(6,072)
No gain or loss	2,205,000	2,205,000	-0-
	$ 7,959,039	$ 8,046,094	$ 87,055
2002			
Available-for-sale:			
No gain or loss	$ 1,260,000	$ 1,260,000	$ -0-
2001			
Available-for-sale:			
Gross gains on sale	$ 2,344,747	$ 2,353,228	$ 8,481
No gain or loss	2,750,000	2,750,000	-0-
	5,094,747	5,103,228	8,481
Held to maturity:			
Gross loss			
(securities sold)	1,000,000	940,000	(60,000)
	1,000,000	940,000	(60,000)
	$ 6,094,747	$ 6,043,228	$ (51,519)

The amortized cost and approximate market value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities due to borrowers having the right to call or prepay obligations with or without call or prepayment penalties.

NOTE 2 - INVESTMENT SECURITIES – CONTINUED

	AMORTIZED COST	APPROXIMATE MARKET VALUE
December 31, 2003 Available-for-Sale		
Due in one year or less	$ -0-	$ -0-
Due after one year through five years	8,523,790	8,835,382
Due after five years through ten years	5,044,209	5,247,093
Due after ten years	-0-	-0-
Mortgaged-backed securities	32,359,530	32,089,737
Other	941,080	941,080
	$ 46,868,609	$ 47,113,292

Investment securities with aggregate book values of $35,724,747 and market values of approximately $36,077,480 at December 31, 2003, were pledged to secure public deposits and repurchase agreements and for other purposes as required by law or borrowing terms.

NOTE 3 - LOANS

A summary of loans at December 31, is as follows:

	2003 Carrying Value	2002 Carrying Value
Commercial	$ 9,684,163	$ 10,500,325
Real estate - construction	10,814,679	2,508,489
Real estate - mortgage:		
Residential	82,201,593	59,303,140
Commercial	99,488,680	80,453,776
Consumer/installment	3,216,222	4,095,620
Non-accrual	1,317,000	1,611,180
Other	20,155	57,176
	206,742,492	158,529,706
Allowance for loan losses	(2,067,218)	(1,704,433)
Deferred loan fees	(360,912)	(235,029)
Net loans	$ 204,314,362	$ 156,590,244

The fair value of loans at December 31, 2003 and 2002 approximates carrying value.

A summary of activity in loans owed to the Bank by its executive officers and directors during 2003 and 2002 is as follows:

	2003	2002
Balance, beginning of year	$ 1,655,747	$ 936,763
New loans	1,576,625	1,741,427
Payments	(836,627)	(1,022,443)
Balance, end of year	$ 2,395,745	$ 1,655,747

NOTE 3 – LOANS - CONTINUED

A summary of activity in the allowance for loan losses account is as follows:

	2003	2002	2001
Balance, beginning of year	$ 1,704,433	$ 1,550,827	$ 1,372,916
Provision charged to income	447,500	321,000	250,226
Recoveries on loans previously charged-off	15,890	14,485	10,427
Total additions	463,390	335,485	260,653
Charge-offs	(100,605)	(181,879)	(82,742)
Balance, end of year	$ 2,067,218	$ 1,704,433	$ 1,550,827

In management's opinion, the allowance is adequate to reflect the risk in the loan portfolio.

The Bank's lending is concentrated in the west central Florida market. Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is substantially dependent upon the general economic conditions of the region.

There were $1,317,000, $1,611,180, and $-0- non-accrual loans at December 31, 2003, 2002, and 2001, respectively.

NOTE 4 - BANK PREMISES AND EQUIPMENT

A summary of Bank premises and equipment at December 31, follows:

	2003	2002
Land	$ 2,622,561	$ 2,622,561
Buildings	4,872,050	4,794,617
Leasehold improvements	54,528	54,528
Furniture, fixtures and equipment	3,264,706	3,334,284
	10,813,845	10,805,990
Less accumulated depreciation and Amortization	(3,076,925)	(2,767,202)
	$ 7,736,920	$ 8,038,788

NOTE 5 - DEPOSITS

A summary of time certificate deposits and their remaining maturities at December 31, are as follows:

	2003	2002
Three months or less	$ 21,745,871	$ 13,668,002
Over three through six months	11,330,964	11,153,714
Over six through twelve months	13,107,202	17,941,128
Over twelve months	45,900,317	24,855,034
	$ 92,084,354	$ 67,617,878

The aggregate amount of time certificate deposits of $100,000 or more at December 31, 2003 and 2002 was approximately $31,576,007 and $22,256,404, respectively.

The fair value of time certificate deposits at December 31, 2003 and 2002 approximated their carrying value.

The total amount of demand deposit overdrafts classified as loan balances at December 31, 2003, and 2002 was approximately $20,155 and $57,176, respectively.

At December 31, 2003 total executive officer and director deposits were approximately $1,406,000.

NOTE 6 - LEASES

Prior to 2002, the Bank's Main Branch building was leased. The lease payments applicable to the building element (approximately $8,400) were accounted for as a capital lease, while the lease payments applicable to the land element (approximately $10,600) were accounted for as an operating lease. The Bank also leases parking spaces adjacent to its' Main Branch with total monthly payments of $2,010. At the beginning of 2002, the Bank closed on the purchase of the leased property. In January, 2000, the Bank leased a second building under an operating lease with an initial term of five (5) years with three five-year renewal options. Lease payments are $3,657 per month.

In April, 2003, a Loan Production Office was leased in Sarasota, Florida for $2,565 per month for two years with a one year renewal option.

Rental expense related to operating leases was approximately $95,493, $50,900, and $173,300, for the years ended December 31, 2003, 2002, and 2001, respectively.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED FUNDS

The Bank enters into sales of securities under agreements to repurchase. Repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities sold under repurchase agreements remain in the custody of a third-party trustee. The Bank may have sold, loaned, or otherwise disposed of such securities in the normal course of its operations and has agreed to maintain substantially equal value securities during the agreements.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED FUNDS – CONTINUED

Information related to the Bank's securities sold under agreements to repurchase (including accrued interest) at December 31, 2003 and 2002 is presented below, segregated by the type of securities sold (all agreements are due in less than 30 days):

	DECEMBER 31, 2003	DECEMBER 31, 2002
Government Agencies:		
Carrying Value of Securities	$ 16,099,589	$ 17,030,079
Market Value of Securities	16,493,303	17,581,583
Repurchase Agreements with bank customers	11,300,744	15,811,025
Interest Rate to customer	.50%	.75%

At December 31, 2003, the Bank had borrowings of $3,500,000 and $6,000,000 at 4.19% and 2.93%, respectively, from the Federal Home Loan Bank Board. Borrowings at December 31, 2003 are secured by a percentage of the one to four family loan portfolios. The borrowings may not exceed 75% of the one to four family loan portfolios. The Bank has been approved to borrow up to 40% of the Bank's assets. Interest only payments are due monthly, and principal payments are due semi-annually. There were no daily borrowings from the Federal Home Loan Bank at December 31, 2003.

The Holding Company entered into an agreement with SunTrust Bank on April 14, 2000 for a $1,000,000 revolving credit loan. The interest rate is 30 day LIBOR plus 1.5% adjusted monthly. Interest is to be repaid quarterly beginning June 30, 2000. As of December 31, 2003, there were no draws against this loan.

NOTE 8 – INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bank's deferred tax assets and liabilities as of December 31, are as follows:

	2003	2002
Deferred tax assets:		
Book over tax bad debts	$ 716,000	$ 579,500
Book over tax amortization	-0-	4,100
Deferred loan fees	135,800	88,500
	$ 851,800	$ 672,100

NOTE 8 – INCOME TAXES - CONTINUED

	2003	2002
Deferred tax liabilities:		
Book under tax depreciation	$ (49,900)	$ (58,321)
Securities accretion	(1,500)	(2,000)
Tax over book pension expense - qualified plan	(510,300)	(359,300)
Deferred gain on land sale	(124,400)	(124,400)
Valuation allowance for securities available for sale	(92,000)	(362,179)
	(778,100)	(906,200)
Net deferred tax assets (liabilities)	$ 73,700	$ (234,100)

Significant components of the provision for income taxes are as follows:

	2003	2002	2001
Current:			
Federal	$ 970,600	$ 1,028,800	$ 710,000
State	186,600	196,800	141,600
Total current	1,157,200	1,225,600	851,600
Deferred:			
Federal	(32,000)	104,600	107,500
State	(5,600)	18,300	16,000
Total deferred	(37,600)	122,900	123,500
	$ 1,119,600	$ 1,348,500	$ 975,100

The effective tax rate for 2003, 2002, and 2001 differs from the statutory tax rate as follows:

	2003		2002		2001	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Statutory federal tax rate	$ 1,112,000	34.0%	$ 1,320,000	34.0%	$ 969,800	34.0%
State income taxes, net of federal income tax benefit	117,700	3.6%	139,900	3.6%	104,000	3.6%
Tax-exempt interest	(133,900)	(4.1)%	(137,000)	(3.5)%	(131,600)	(4.6)%
Other	23,800	0.7%	25,600	0.6%	32,900	1.2%
	$ 1,119,600	34.2%	$ 1,348,500	34.7%	$ 975,100	34.2%

Income taxes related to securities gains amounted to approximately $30,000.00, $-0-, and $-0- in 2003, 2002, and 2001, respectively.

NOTE 9 - PENSION PLANS

Employees, age twenty-one and over, are eligible to participate in a qualified defined benefit pension plan (the Plan) on January 1 of the year after they have completed six months of service and 1,000 hours of service. Contributions are made by the Bank annually in amounts determined by the Plan's actuary as necessary to fund retirement benefits under the Plan. Vesting of Bank contributions is 100% after seven years of participation. Activity for the years ended December 31 is as follows:

	2003	2002	2001
Benefit obligation at beginning of year	$ 2,130,546	$ 1,474,991	$ 1,133,650
Service cost	261,131	217,501	181,241
Interest cost	168,459	131,018	98,515
Actuarial gain	356,069	309,749	64,301
Benefits paid	(45,359)	(2,716)	(2,716)
Benefit obligation at end of year	$ 2,870,846	$ 2,130,543	$ 1,474,991
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 2,129,674	$ 1,372,326	$ 998,122
Actual return on plan assets	(226,836)	8,769	91,172
Employer contribution	756,718	751,295	285,748
Benefits paid	(45,359)	(2,716)	(2,716)
Fair value of plan assets at end of year	$ 2,614,197	$ 2,129,674	$ 1,372,326

	2003	2002	2001
Unrecognized prior service cost	$ 25,549	$ 27,837	$ 5,164
Funded status	(256,649)	(872)	(102,665)
Unrecognized actuarial loss	1,587,142	928,021	565,387
Net amount recognized	$ 1,356,042	$ 954,986	$ 467,886
Amounts recognized in statement of financial position consist of:			
Prepaid benefit cost	$ 1,356,042	$ 954,986	$ 467,886
Weighted average assumptions as of December 31,			
Discount rate	6.25%	6.75%	7.5%
Expected return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	4.0%	4.0%	4.0%
Component of net periodic benefit cost:			
Service cost	$ 261,131	$ 217,504	$ 181,241
Interest cost	168,459	131,018	98,515
Expected return on plan assets	(168,324)	(130,028)	(91,171)
Amortization of prior service cost	2,288	2,288	368
Recognized net actuarial gain or loss	92,108	43,413	29,193
	$ 355,662	$ 264,195	$ 218,146

NOTE 9 - PENSION PLANS - CONTINUED

The Bank provides a 401(k) profit sharing plan for employees who have reached the age of 21 and have at least 1,000 hours of service in the year. The Bank's contribution, which is determined annually, was approximately $103,400, $106,600, and $53,500, in 2003, 2002, and 2001, respectively.

NOTE 10 - INTEREST EXPENSE

Interest on deposits is summarized as follows:

	2003	2002	2001
Interest bearing demand Deposits – interest expense	$ 162,922	$ 135,772	$ 228,115
Money Market Deposits – interest expense	477,493	599,954	1,361,195
Savings deposits – Interest expense	132,167	180,926	284,939
Time deposits less than $100,000 – interest expense	1,401,707	1,601,088	3,019,477
	$ 2,174,289	$ 2,517,740	$ 4,893,726

NOTE 11 - STOCK OPTION PLAN

The Bank has incentive stock option plans (the Option Plans), which authorizes the Board of Directors to grant to full-time officers and other key employees options to purchase shares of common stock for a period of 5 to 10 years. The Option Plans provides that the exercise price of the stock options will be determined by the Board of Directors at the date of grant, but in no event will the purchase price be less than 100% of the fair market value of the Bank's common stock on such date.

Transactions during 2003 and 2002 under the Option Plans were as follows:

	2003	2002	OPTION PRICES
Shares under option at beginning of year	169,909	151,545	$ 5.07 – $18.30
Options granted	28,048	34,072	19.71 – 23.38
Forfeitures	-0-	(10,802)	
Options exercised	(53,465)	(10,606)	5.08 – 13.76
Shares under option at end of year	144,492	164,209	11.36 – 22.27
Shares available for future grants at end of year	172,975	191,450	

NOTE 12 - COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. At December 31, 2003, the Bank had commitments to fund loans of $34,566,000 and $1,895,000 under standby letters of credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and, standby letters of credit, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies and documentation in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank generally requires collateral or other security to support financial instruments with credit risk. The Bank does not enter into other financial instruments with off-balance-sheet risk.

NOTE 13 - REGULATORY CAPITAL

The Federal Reserve Board has issued standards for measuring capital adequacy for U.S. banking organizations. In general, the standards require banks to maintain capital based on "risk-adjusted" assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks are required to maintain capital to support, on a risk-adjusted basis, certain off-balance-sheet activities such as loan commitments. As of December 31, 2003, the Bank's Risk-Based Capital Ratio is 11.51% compared to a requirement of 8%. The Bank also meets all other regulatory capital requirements. No dividends may be paid if the result would cause the Bank to be under capitalized.

NOTE 14 - AGREEMENT FOR MERGER

On October 17, 2003, First National Bancshares, Inc. and 1st National Bank & Trust, jointly, entered into an agreement to acquire through merger, pending regulatory approvals, the Trust Company of Florida, a non-depository Trust Company organized under the law of the State of Florida, having its principal place of business in Englewood, Florida. The transaction received final regulatory approval on January 13, 2004. The transaction is subject to approval by the shareholders of the Trust Company of Florida at its shareholder meeting on February 25, 2004 and, if approved, is scheduled to close on March 12, 2004. The exact price is undetermined at this time and will be calculated based on the book values of the stocks of the respective companies on February 29, 2004.